FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
JUN 1 3 2002
1086

02040581

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission file number 333-83166

P.E.
6-3-02

For the month of June 2002

Grohe Holding GmbH
Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
JUN 2 0 2002
THOMSON FINANCIAL

Yes☐ No☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grohe Holding GmbH
(Registrant)

June 13, 2002

By: M. Grimm
Name: Michael Grimm
Title: Chief Financial and Administration Officer

June 13, 2002

By: [signature]
Name: Heiner Henke
Title: Principal Accounting Officer

GROHE

WATER TECHNOLOGY



GROHE at a glance

Design

The GROHEART brand offers top-class designer faucets and accessories for discerning tastes. These products are characterized by their unique shapes, high quality materials and innovative technology.

Functionality ergonomics

GROHETEC, the functional bathroom faucet line, stands for products with a focus on functionality and value for money.

Individual bathroom design

The GROHEDAL brand comprises installation and flushing systems for modern bathroom architecture.

The ultimate shower experience

GROHE's *Showers and Shower Systems* offer convenient features for a refreshing shower experience – whether you're into fitness or relaxation.

Variety for the kitchen

Water for cooking, rinsing and washing is a constant companion in the kitchen. GROHE *Kitchen Faucets* come in many different shapes, colors and functions catering to every taste.

Grohe Holding GmbH

Highlights

At the end of a most successful decade for GROHE, we outperformed the records set in 2000, increasing global sales by 3% to € 881 million.

Our realignment of product and innovation management in fiscal year 2001 was focused on the establishment of five strategic product groups: GROHE*ART*, GROHE *TEC*, GROHE*DAL*, GROHE *Showers and Shower Systems* and *Kitchen Faucets*. Combined with an enterprise-wide product portfolio management system, the improvement of existing management systems and a process-based operational structure, we can now respond to market requirements faster and with greater focus.

To enhance our productivity, flexibility, innovative power and the quality features typical of GROHE, we began to bring our quality management in line with the Group's new processes in accordance with ISO 9000:2000 in the year under review. We will document all value added and support processes as well as the management processes at GROHE in the new edition of a management manual.

The introduction of an enterprise-wide personnel development plan makes the performance potential of our employees transparent and indicates their personal development prospects within the Group.

We have reworded our ten guiding principles to define our corporate philosophy. These principles answer the question, »Who we are. What we want« for each and every employee and foster their identification with the company. This is a decisive competitive advantage for us.

GROHE-Group in Figures

		2000	2001	Change absolute	Change %
Sales	€ million	855.5	880.8	25.3	3.0
of which exports	%	69.0	[illegible]	-	-
Gross profit	€ million	343.3	368.2	24.9	7.3
Operating income	€ million	46.4	[illegible]	18.5	39.9
EBITDA[1]	€ million	156.4	[illegible]	15.1	9.7
EBITDA[1] as percentage of sales	%	18.3	[illegible]	-	-
Cash flows from operating activites[2]	€ million	57.3	[illegible]	80.6	140.7
Capital expenditures[3]	€ million	39.6	[illegible]	-2.9	-7.3
Depreciation and amortization	€ million	114.0	[illegible]	-1.5	-1.3
Total headcount (annual average)	Persons	5,865	[illegible]	91	1.6

1) Earnings before interest expense, income taxes, depreciation and amortization, extraordinary items and noncash financial income/loss from derivatives

2) Cash flows from operating activities in 2001 include tax refunds of € 49,3 million

3) Capital expenditures including software



Who we are. What we want.

GROHE is the leading global brand for high-quality fittings and sanitary systems.

We continue to expand our brand's presence in all economic regions worldwide in order to strengthen its competitiveness and safeguard our company's independence.

We focus on water technology products and systems, continually advancing the standards of quality, functionality and design.

Our products and services respond to our customers' expectations and increase their willingness to buy. This ensures that our services are in line with market trends and guarantee high levels of customer satisfaction.

Our corporate culture actively promotes innovation and ensures the swift translation of good ideas into new products.

Experience, the continuous expansion of knowledge and the management of our core competencies are the key to superior products.

We safeguard the future of our company by strengthening our profitability. This is achieved through competitive cost structures at all levels of the value chain.

We promote commitment, creativity and talent and encourage the further development of our employees all over the world.

Our leadership culture is characterized by consistency. This enables us to safeguard our market positions and our customers' and employees' loyalty to the company.

Through openness and trust, we develop the team spirit required to expand and maintain our competitive position.

Dear Ladies and Gentlemen,

Fiscal year 2001 marks the end of an exceptionally successful decade for the GROHE Group. This year we outperformed the record growth rates seen in 2000. Our global sales increased by 3% to € 881 million. Even in difficult times we are reaping the fruits of our superior brand concept: GROHE *WaterTechnology*. In the world of sanitary technology, the quality and design features of our brand are setting us further and further apart from the competition.

Looking back over the last 10 years, we can see that the newcomer to the stock exchange that GROHE was back then is quite different from the company we know today. The differences start with the ownership structure and end with the Group's market positioning. The solution to the question of ownership posed after the Grohe and Rost families' decision to leave the company has not had a negative impact on us. Our new owners always give us the leeway we need to pursue our objectives as an independent business. We are freer than we have ever been and the features of our corporate culture have remained intact.

Thinking back to the year 1991 we remember a company lacking a clear brand focus which manufactured bathroom and kitchen faucets and fittings for the top end of the mass market. Today GROHE enjoys a unique position in the industry as a complete provider of sanitary products and systems. None of our major competitors is focused on the core business areas of water technology in a comparable manner.

Our brand is a fundamental competitive factor.

We owe our strength to the early strategic decision to turn sanitary fittings into a brand. To us the revitalization and promotion of the GROHE brand is a fundamental competitive factor. The value of the GROHE brand has become an integral part of our business value. The repositioning in 1993 was focused on developing a product policy based on buying motives for the first time. This culminated in the creation of the strategic product groups GROHE*ART* and GROHE*TEC*. Another decisive strategic step was the acquisition of DAL in 1994, enabling us to add

Peter Körfer-Schün







installation and flushing systems for modern bathroom architecture to our range of products. The acquisition of DAL allowed us to move the GROHE brand further towards water technology and to establish the strategic product group GROHE*DAL*. Since this time GROHE *Water Technology* has stood for complete sanitary systems and has at the same time created a unique competitive advantage. The award of the renowned German Marketing Prize in 1996 was both an acknowledgement and an incentive to continue with what we had set out to do.

The focus on designer fittings, faucets and shower systems, the internationalization of the GROHE*DAL* range, our innovative power and the tapping of new markets have driven growth in the past and will continue to do so. Over the last few years we have acquired substantial market shares in almost all relevant sales markets and, with a 10% share, are close to our objective of becoming the global leader in our core business segments. We are already a *global brand*.

We have demonstrated our lasting ability to achieve robust growth over the past few years. We will continue to do so in the future. All options are open to us. The high-end designer business which we have promoted since the mid-1990s will remain a constant source of growth. With the introduction of the strategic product group GROHE*ART* we created one of the significant prerequisites for the accomplishment of our growth targets. We expect sales from our high-price and high-margin designer collection to double over the next few years. We also see opportunities for growth in our GROHE*DAL* products and showers and shower systems, whose innovation potential and increasing international popularity already make for constant growth.

We focus on the core business areas of water technology.

We are far from completing the global expansion of the GROHE Group. There is still potential for GROHE*DAL's* installation and flushing systems in many foreign markets. The Asian market presents opportunities, especially China and India. There is still scope for expansion in Eastern Europe and in Russia particularly. We have built up a promising business in our eastern European markets over the last five years. With sales up 58% to € 42 million this region made a significant contribution to the successful business development in 2001 and will continue to enjoy strong growth in the years to come. And not to forget North America: GROHE America is now our largest foreign subsidiary. We are benefiting from the lengthy, painstaking efforts to set up shop in the United States. While sales came to a mere € 30 million in 1991, with sales of € 103 million in 2001 we achieved three-digit sales in million euros for the first time.

Yet the development of our business has not been limited to the steady expansion of our marketing organization. The establishment of production plants abroad that began in 1996 with Grohe Siam continued in 1998 with the construction of a factory in Portugal. We have acknowledged the importance of the Chinese market by commissioning an assembly plant in Shanghai which commenced series production in the first quarter of 2002.

Our objective of establishing the GROHE global brand in order to become the world's market leader will include making acquisitions to complement our product range or to improve our regional presence. The bottleneck with this strategy is not the financial means but appropriate candidates. Companies that are in tune with our culture and meet our high demands are few and far between.

We have demonstrated our lasting ability to achieve robust growth.

GROHE has more than doubled its sales in the last ten years. Sales in 1991 totaled € 427 million and have now reached some € 881 million. The expansion of our operations will continue. GROHE is excellently positioned across the board. The balancing effect of our global presence has stabilized our growth for many years. Good business in Europe as well as in North America and Asia more than compensate for the persisting weakness of the German market.

We have initiated and largely completed a comprehensive reorganization of our business. Sales and marketing have been realigned, the establishment of five strategic product groups creates a process-based organization with clear-cut responsibilities for innovation strategy, product range and project management, and basic and series development. Our products and systems set standards in quality, design and function.

Innovation and opening up new markets are the key to success.

A number of uncertainties currently prevail in the economic environment in which we operate. An end to the construction crisis in Germany is not in sight, but growth in Europe is generally stable and the United States has recovered remarkably fast from a short-term setback. We are therefore confident that GROHE will be able to build on the success of previous years in 2002. To do so we need employees who back our strategy and go about putting it into practice with dedication, skill and enthusiasm. At this point we would like to express our thanks to all employees for their dedication and dynamic commitment to accomplishing our objectives. Our thanks also go to all business partners and customers whose trust makes successful work possible in the first place. Last but not least, we would like to thank our owners for the support they give us in day-to-day business.

Yours truly,

Peter Körfer-Schün



Taron



Hemer Design Center



Tenso



Our Markets

»Innovation and opening up new markets are the key to success«

Germany

Downturn in the construction industry

The recessive trend in the German market for sanitary technology continued in 2001. Development during the entire year was considerably worse than in the prior year. The downturn that started in 2000 continued until around October 2001 with the market shrinking by over 10% year-on-year each month. Demand only stabilized to the prior year's level during the fourth quarter as stock-reducing activities by wholesale traders gradually eased.

In terms of products for the construction industry, this has been the worst year since German reunification. The unforeseen economic downturn was reflected in the constant downward adjustments of forecasts made by economic institutes. The economic growth of 2.8% forecast at the beginning of the year contrasted with an actual figure of 0.6% at the end of the year.

The construction industry continued to suffer from the strong increase in energy prices, which had a particularly negative impact on private demand, and the effects of the end of preferential tax treatment for investors. Multi-story residential building was hit hardest. Business in Eastern Germany suffered immensely. Overall, the crisis in the construction industry cast its shadow on the sanitary products business, impacting all segments of sanitary technology, faucets and fittings. The market in Eastern Germany saw a two-digit fall.

Downturn in the German market for sanitary technology.

We estimate that the German sanitary products market declined by 8% to 10% in 2001. 3% of this is thought to be attributable to reductions in inventory levels and the departure of trading companies. The concentration phase in the commercial sector has been followed by a wave of bankruptcies. The GROHE business was also affected by the partial discontinuation of operations at large trading companies. The trend towards consolidation is continuing and will speed up the concentration process in the commercial sector.

No turnaround in sight

The trend in the first few months of 2002 shows no signs of a turnaround. It would appear that the slight upturn in demand forecast has failed to materialize. Experts estimate that demand for sanitary technology, faucets and fittings will return to normal at the earliest by the end of the year. The recovery of business will largely depend on the extent to which private demand for initial fittings and remodeling can be mobilized. Overall, we expect that demand in the German market will fall again slightly in 2002.

Grohtherm XL



GROHE Porta Westfalica



Europlus Solid



Rapid "Pro"



"Surf"



GROHE Germany defends its market position

GROHE defends its market position in Germany.

GROHE Germany braved the cut-throat competition and performed slightly better than the market. While the overall market declined by an annual average of around 10%, GROHE's sales fell by some 7%. Lower sales were recorded especially in the fiercely competitive market for installation elements and the medium-priced segment for single-lever mixers. The innovative products in the area of electronics and showers and shower systems performed considerably better than the market.

Reorganization shows first successes

The formation of Grohe Deutschland Vertriebs GmbH in autumn 2000 at Porta Westfalica meant that new positions had to be filled in many areas of the organization. The employees in these new positions have since familiarized themselves with their responsibilities and customers have quickly become accustomed to the new organization. The products sold under the GROHE brand are now marketed by one organization.

The introduction of new service components and additional services offered by the recently established customer service center are beginning to bear fruit. Our assumption that the restructuring of the sales function would result in much higher frequency of customer visits and simultaneously bring about cross-selling effects in the wholesale trade has been confirmed. The first successes can be seen in particular in the warehousing of GROHE*DAL* products.

Good customer relations

We have raised the level of professionalism in the performance-oriented management and support of our customers in the wholesale and retail sector and the sanitary trade, and in relation to the advice offered to planners, architects and major housing companies. Our sales activities are based on a clearly defined performance-oriented communications concept which is reflected in target agreements at annual interviews.

The structure of our organization reflects the complexity of customer requirements. In addition to key account managers for the wholesale and retail sector, we employ regional managers who visit the tradesmen, planners and property managers in the respective regions. A recently set up specialist team for GROHE*ART* ensures that GROHE*ART* products are included in regional exhibitions held by retailers and the sanitary trade. We have set up an in-house product management function which develops strategies and new ideas for the consistent and regular marketing of GROHE product ranges differentiated according to the strategic product groups.

AQUA defies downturn

AQUA grows despite difficult market conditions.

The recessive trend in Germany also had a significant impact on the business development of the domestic subsidiaries which are predominately active in the German market. AQUA, defying the difficult market conditions, was the only subsidiary to increase domestic sales (up 0.6%), which account for 85% of total sales, and maintain a stable sales position against the backdrop of the slowdown in the export business. Cost savings in all areas led to an improved result.

The key factors driving the business were new, innovative and highly-profitable products which contributed more than 37% to sales. Faucets for the aviation and rail industries, self-closing thermostat faucets and drinking water disinfection systems received a particularly warm welcome from the market. With the completion of the development of new products, such as new concealed urinal flush control devices, adjustable showerheads and control systems for different water treatment processes, we have established a basis on which to further enhance the traditional core business.

AQUATIMER



AQUA Berlin



AQUA 3000 Water Management System



Activities in fiscal year 2001 were shaped by the integration of the new sales organization in Germany with the pooling of the sales activities of AQUA, Eggemann and Rotter at AQERO Vertriebs-GmbH. At the ISH, the main trade fair for our market, we presented a completely new image to specialized dealers in association with our sales partners Eggemann and Rotter. Another focus was the establishment of key account management for the laboratory and drinking water disinfection area.

We expect to enjoy continued growth and stable results of operations in the new fiscal year. We should also generate additional business from the introduction of new products and innovative product enhancements. The continuous improvement of the quality-relevant processes will lead to internal cost savings.

Rotter improves its result

Sales at Rotter declined, in particular in relation to stainless steel accessories and faucets, due to the slowdown in the German construction industry. Overall, sales fell by 5%.

Nevertheless, the year-on-year result improved considerably. The major factors contributing to this development were the personnel adjustments and savings in materials usage.

We expect business development in 2002 to be sluggish. There is no sign of an improvement in the market conditions. We expect to enjoy positive effects from the newly formed AQERO Vertriebs-GmbH, the launch of new faucets and the establishment of a high-quality stainless steel accessory line.

ROTTER improves efficiency.

In the context of the further integration of Rotter in the GROHE Group, we are working on a strategic realignment of the company.

Eggemann suffers from economic downturn

Eggemann also suffered from the recessive market development in Germany. An above average drop in sales to industrial customers had a negative effect. Overall, sales fell by around 14%. The fall in sales dampened the result. Cuts in selling and administrative expenses contrasted with expenses from inventory adjustments.

In the scope of an innovation project, we are working on concepts to develop new business areas and innovative products in order to safeguard our market position. We will use innovations to underpin Eggemann's expertise as a provider of systems for the protection of drinking water installations.

Eggemann loses 14% in a difficult market environment.

We do not expect to see much growth in the traditional high-price segment in 2002. The economic situation remains difficult and the concentration process in the commercial sector is in full swing. We expect to see a turnaround at the earliest in the second half of the year. Nevertheless, we are confident that the expected drop in sales in the traditional business will be compensated for the introduction of new products.

Eichelberg increases its exports

Within the GROHE Group, Eichelberg is responsible for the private label business in Germany and Europe. Eichelberg branded products are marketed in selected regions in Germany and abroad.

Rotter: Monolith Washbasin



Eichelberg: Viamo



Eggemann: OriginalWAS®-Combination Service Valve



The business development of H. D. Eichelberg was, as in prior years, characterized by two very different developments. Domestic business suffered from the poor shape of the construction industry. The company was hit particularly hard by the drastic fall in the construction of public housing, above all in Eastern Germany. In spite of the encouraging sales development in kitchen faucets, Eichelberg had to report a drop in sales of 9.9% in Germany, which was similar to the fall observed in the rest of the industry. The losses sustained in the domestic market were largely offset by the excellent performance of the export business. As a result, the ratio of exports to total sales increased to almost 20%. The company as a whole reported a slight drop in sales of 2.8%.

Eichelberg's excellent export performance makes up for the decrease in the domestic market.

German business outperforms the market

Overall, the GROHE Group generated sales of € 245 million on the German market in the past year; this is equivalent to a drop of 7.4%. Growth in almost all of our foreign markets more than compensated for the unsatisfactory development of business in Germany. This is true of both direct exports to countries in which distribution is not handled by sales subsidiaries as well as foreign sales made through our subsidiaries in the respective foreign markets.

Direct export sales, mostly to Eastern Europe and the Middle East, increased to € 111 million. At € 356.0 million, total sales for Germany and direct exports from Germany are only 1.4% below the prior year's level thanks to the positive performance of direct exports.

Europe

Expanded position

Economic growth in Europe slowed down significantly in 2001. The optimistic growth expectations of most western European countries at the beginning of the year failed to hold true after the summer break. The European development increasingly felt the pinch of the US recession.

In particular, consumer demand, which continued to drive growth in the first half of 2001, diminished, deepening the already recessive economic trend. The construction industry was also affected by the general economic slowdown. The number of new building permits decreased noticeably and the remodeling business was sluggish. Growth in the industry was halved to around 1.7%. Furthermore, the public sector failed to provide impetus for additional growth. Consolidation continues in the sanitary products industry.

GROHE outperforms the market in Europe.

GROHE has, as in the prior year, outperformed the market and expanded its market share. All of the markets contributed to the growth. We are still benefiting from the high market penetration in Europe, the high investments in our brand and our focus on growth segments.

Success from East to West

The growth rates in our business in the Netherlands, France and Spain were significantly above those of the market. Holland, France and Spain saw their growth rates increase by 5.2%, 4.4% and 9.3%, respectively. GROHE UK once again grew at an extremely fast rate. The products developed especially for this market met with a warm reception from both the project business and end-users. GROHE UK grew by 17.3%. The other European countries developed as planned.

Sensia



Grohtherm 3000



Freehander®



Eurodisc SE



GROHE Spain



Europlus E



The central and eastern European markets surpassed expectations. The structural improvements in the CIS countries have accelerated the catching-up process of these economies. The political and economic situation in the reforming countries has stabilized considerably. The growing quality awareness among consumers has had positive effects in the residential building and remodeling area.

We have expanded our share of premium products on all European markets. Our GROHE*ART* and GROHE*DAL* product ranges again recorded double-digit growth rates. We have responded to the trend towards greater polarization and differentiation among end users by upgrading our newly introduced products. New developments, in particular for showers and shower systems, drove growth.

Sales in Europe without Germany totaled € 411 million; this is equivalent to 46.6% of consolidated sales. € 357 million of this sum relates to sales of our European sales subsidiaries and € 54 million to direct exports from Germany. Expectations for the new year are cautiously optimistic. We are confident that we will accomplish our ambitious targets with innovative new products in a more favorable economic climate, at the latest in the second half of the year.

Overseas

GROHE – a household name

GROHE's future growth markets are overseas. Our strategy is principally geared towards the United States and Asia. After Europe, these regions represent the world's largest markets for sanitary technology and offer considerable growth potential. We are largely focusing our efforts in Asia on China and Japan. The Middle East remains a key market for GROHE. The Latin American market, unchartered territory for us to date, offers interesting opportunities for the establishment of an international business.

Overseas markets continue to power growth.

GROHE's strengths overseas essentially lie in the adaptation of the product range – which is successful in Europe - to local requirements. Markets such as the United States and Japan require the development of special design variations and functionalities. We have been investing in the local development of such products for many years now and will continue to promote such activities. Yet we will make no compromises when it comes to the quality GROHE is famous for.

Local presence has a decisive role to play in seizing the growth opportunities in overseas markets. GROHE has been represented in the core markets by its own branches for many years now and is expanding these positions. While we primarily aim for organic growth, partnerships and the takeover of local partners are also part of our strategy. We examine each and every opportunity very carefully.

Strong position in North America.

Recession in North America defied

In spite of the strong economic downturn in the second half of 2001, we grew by more than 8% in the United States. We owe our strong position as a leading European manufacturer to the concept of offering technically advanced products with European design and quality features. The expansion of our manufacturing facilities in Canada is a logical consequence and will allow us to respond faster to local requirements. This move has also stimulated our Canadian business, which reported above average growth of 19% in the year under review.

Sound growth in the Far East

The recovery of the Asian economies has been brought to a halt by the economic downturn in the United States. Nevertheless, we managed to increase sales in this region by 8%. Expansion in the Far East was principally fueled by the expansion of our activities in China. Series production commenced at the assembly plant in Shanghai in the first quarter of 2002. This step complements our activities as part of the planned market penetration. Locally made products will help us to achieve double-digit growth rates in this big market in future. India is another market which promises high potential. Measures to step up our activities on the Indian market are planned.

Geneva



GROHE America



Seabury



In a difficult environment, we managed to increase sales in Japan by an impressive 7%. We are benefiting from the intensive efforts made in the upper price project business. We opened the first high-end showroom, the GROHE Design Square, in the heart of Tokyo during the year under review. The aim of this showroom is to establish GROHE in the Japanese retail business. In this context, we are looking to expand our market share beyond the project business.

Stable development in the Middle East

The consistent implementation of the GROHE *WaterTechnology* concept and intensive local marketing activities have contributed to a stable sales volume and constantly high market shares over the past four years. During the year under review, the high oil prices resulted in a noticeable revival of the construction industry in key markets such as Saudi Arabia and the United Arab Emirates. The outstanding performance of these markets made up for the setbacks experienced in other markets, in particular in Turkey. We realigned the sales organization in Egypt.

Overseas markets continue to power growth

Focusing on the markets of tomorrow: China and India.

In 2001, the overseas segment grew by 7% to € 225 million. It accounts for 25.5% of total sales (2000: 24.5%). € 167 million of overseas sales was generated by the foreign sales subsidiaries. Direct exports account for € 58 million and almost exclusively relate to the Middle East. The overseas markets will continue to underpin growth in the new year. With the economy showing signs of recovery, we expect to achieve double-digit growth rates in North America. Stepping up our activities in Asia, in particular in China and India, should also result in a considerable expansion of the business. With stable oil prices, we expect to see a further increase in building investments in the Middle East and a positive development in the core markets. The volatile political situation in these regions could pose a risk.



Relaxa plus Top 4



Ectos



Eurodisc



Product and Innovation Management

»We have an answer to every single change in the marketplace«

A new tailor-made organization

The markets are constantly changing at increasing speed. Demand is steadily growing for new innovative products with additional functionalities in ever shorter spaces of time. In turn, the life of existing products is on the decline. The markets demand shorter innovation cycles. They also require global production and marketing networks in order to cater to the wealth of regional differences.

GROHE will only be able to achieve its growth and earnings targets in the long term by reacting fast and flexibly to these changes. We must tackle these challenges with an organization that is state of the art in terms of its efficiency, effectiveness and the speed of its innovation processes and which at the same time limits the technical risks, which can be high.

GROHE's new organization meets these demands. We have fundamentally revamped the existing innovation processes and the related development of new products alongside all functions for the products sold under the GROHE brand. We have geared our operational structure towards processes and improved existing management systems. Enterprise-wide product portfolio management allows us to set priorities for our innovation projects and route the required resources in the right direction.

The central element of the realignment of production and innovation management is the definition of strategic product groups and their integration in the overall organization. The establishment of the five strategic product groups GROHE*ART*, GROHE*TEC*, GROHE*DAL*, GROHE *Showers and Shower Systems* and *Kitchen Faucets* and of the *Water Technology Competence Center* has created a process-based, cross-divisional organizational structure at the Group to supplement the functional divisional organization. In association with the design department, this creates clear-cut responsibilities for innovation strategy, product range and project management and basic and series development. The managers of the strategic product groups will be responsible for developing promising products and preparing them for series production in a minimum of time and for looking after and maintaining the product ranges over their entire life cycle. The strategic product group *Kitchen Faucets* will start work in 2002. The *Water Technology Competence Center* will be responsible for basic and primary research. We are confident that the new structure will create greater transparency and cut the development time for new products by up to one third.

Strategic product groups redefined.

The strategic product groups

GROHE*ART* in new waters

GROHE*ART* is becoming more and more well known as a range of faucets for the discerning and style-conscious design connoisseur. The product message »You and Your Bathroom« emphasizing style and emotion is designed to appeal to the personal bathroom tastes of the final customer. GROHE*ART* offers faucets and accessories for all relevant bathroom styles found around the world. An important strategic step in fiscal year 2001 was the launch of the faucet lines *Atrio* and *Tenso*, which has considerably extended our range of high quality faucets in the growing avant-garde designer segment. Two new lines, *Seabury* and *Geneva*, have been added to our offerings in North America. These products capture the essence of traditional design in the US while retaining the distinctive GROHE features.

Tenso



Atrio



Zetra



The positioning of GROHE*ART* in the design segment is reflected in a completely reworked global advertising concept. We celebrated the premiere at the beginning of the year in Marrakech. »The caravan of the senses« presented the new product lines *Atrio* and *Tenso* in an unusual yet inspiring atmosphere and was greeted with enthusiasm by an international audience.

The success of our new market activities is measurable – our sales grew well in excess of the market trend in the year under review, and we acquired new product display venues.

New market image for GROHE*ART*.

GROHE*ART*'s product display concept has also been revamped. The GROHE*ART* Style Forum will present the seven GROHE*ART* design lines in style in a gallery-like atmosphere. The GROHE*ART* Style Forum sets itself apart from the usual forms of product display and will enhance the design component of any bath showroom.

GROHE*ART*'s economic performance in 2001 was excellent. Sales grew in excess of 18% and now account for more than 7% of total sales for the GROHE Group. This year we again expect double-digit growth. The existing range is to be enhanced and perfected in 2002. The launch of further lines is planned in 2003 and 2004.

GROHE*TEC* still no. 1 in sales

The strategic focus of the GROHE*TEC* products within the GROHE Group is clearly defined. This product group represents the functional bathroom faucet line. Functionality and value for money are at the heart of the GROHE*TEC* strategy. GROHE*TEC's* main tasks include maintaining GROHE's competitiveness in *the mass market segment and tapping medium and long-term potential through* innovative product offerings at competitive prices. GROHE*TEC's* product portfolio – which still includes kitchen faucets in 2001 – is the core business of the GROHE Group at almost 54%. Kitchen faucets account for 11%.

GROHE*TEC* defends its leading position.

In view of the tense market situation business developed well. GROHE*TEC* increased sales by 2.8%. Its market positions were strengthened by optimizing the product range and introducing new products. We consolidated our position in the highly competitive segment of single-lever mixers with the new *Eurostyle* product line. Our superior range of special faucets performed well, defying the market trend. Our electronic washbasin faucets and urinal fittings also made an important contribution.

We expect GROHE*TEC* to continue enjoying moderate growth in the new fiscal year. Further product innovations are in the pipeline for 2003 and 2004.

GROHE*DAL* successful on the international scene

This product group covers the installation and flushing systems for modern bathroom architecture under the GROHE *WaterTechnology* concept.

GROHE*DAL* records double-digit growth abroad.

GROHE*DAL* again focused successfully on problem solutions catering to the needs of specific countries in the year under review. Sales dropped by a slight 0.8%. This was a success given the very difficult conditions in Germany, our main market. GROHE*DAL* benefited greatly from the strong expansion abroad. Foreign sales grew by 22.8%. Business was expanded in virtually all foreign markets, with the strongest growth recorded in Eastern Europe, Spain, the United Kingdom and France. In Germany, its most important market, GROHE*DAL* was unable to escape the serious problems faced by the market and recorded a drop in sales of 14.5%. Poor consumption and strong cutbacks on investments in the building industry particularly dampened business performance. Overall GROHE*DAL* contributed some 10% of consolidated sales.

Eurostyle



Freehander®



Aquatower 3000



Surf "G"



Rapid "Pro"



Electronic Tectron "Skate"



We focused our GROHE*DAL*-activities on new developments and product enhancements for international markets. In the installation systems segment the modular system *Rapid "Pro"* was introduced. This system allows customers to install a bathroom to their own taste safely, hygienically and with a minimum of fuss. The on-the-wall installation technology will provide us with scope for growth over the next few years.

The *Rapid "L"* and *Uniset* programs have been supplemented by models developed for specific countries and elements designed for handicapped facilities. In flushing technology we enhanced the dual flush technology for special uses. In addition, GROHE*DAL* demonstrated its superior design of large wall plates with *Surf "G"* featuring start/stop and dual flush options.

We expect to achieve further growth in the new fiscal year thanks to new products and the further expansion of our international business, in spite of the difficult market conditions that continue to prevail in Germany.

Showers and shower systems record above average growth

At almost 10%, the above average increase in this product group's sales contributed to the overall growth of the GROHE Group, accounting for nearly 15% of consolidated sales. The *Relexa plus shower* was one of the growth drivers, underpinning the leading position of the GROHE brand in our foreign markets especially. New products also made a significant contribution to positive development. The *Aquatower 3000* shower system has already firmly established itself in the market just two years after its launch.

The past year's innovations include the new *Freehander®* unveiled at the ISH 2001. It features two shower heads on a sturdy tubular arm which pivots, allowing individual positioning as shower heads or body sprays. *Freehander®'s* successful combination of innovative technology and modern design was awarded the DESIGN PLUS prize by IF Industrie-Forum Hannover. *Freehander®* has received an enthusiastic reception from customers, and has been distributed widely around the world since its launch in the second half of 2001.

Innovations and future-oriented technology in shower systems.

Further innovations will secure GROHE's leading position in the international shower market in the years to come.



*Quality promotion program

Machining process



Taron in Test Laboratory



Production, Research and Development

»Competitive edge through technology and cost leadership«

Improvement in productivity

Our strategy in production and research & development is geared towards maintaining our quality, technology and cost leadership. Management of our resources in industrial engineering, quality assurance, environmental protection, procurement and logistics is guided by the objective of strengthening and extending GROHE's leading position on the world's markets.

We continued to build on the progress made in productivity in the past during the year under review. In 2001 rationalization effects came to some € 9.5 million. This means that we have achieved a rationalization volume of almost € 69 million in the past seven years. This progress in productivity is due by and large to the constant efforts to optimize processes and product engineering. In this context, the contribution made by the employee suggestion scheme deserves special mention. More than 4,000 suggestions were submitted in the year under review, a record which saved us € 2.3 million.

The cost savings achieved by rationalization and strict cost management play a fundamental role in maintaining our earning power. The high standard of productivity, both at our German and foreign plants, makes an important contribution to keeping our business competitive.

High rationalization effects in production.

We make targeted investments to support our rationalization programs. In the year under review we invested € 32.5 million (2000: € 35,8 million) in tangible assets, focusing on new products as well as modernization and expansion of production facilities. Further major rationalization projects have been initiated, and we plan to invest some € 35 million in tangible assets in 2002. We will also continue with the realignment of IT commenced in the year under review to make our systems fit for the future.

High quality standards

In the year under review we launched a project to bring quality management in accordance with ISO 9000:2000 in line with the new processes in the Group. The aim of the project is to certify all production plants and central units involved in the manufacture of products sold under the GROHE brand and to define a standardized procedure for all group companies. All the value added and support processes as well as all management processes in the Group will be set out in a management manual. The manual will be based on the ten new guiding principles which give a clear answer to the question of *Who we are. What we want.*

Providing customers with new, high quality and high utility products calls for modern and standardized process management in production and research & development, with sophisticated procedures and state-of-the-art production processes at all manufacturing facilities. We constantly worked on these concepts during the year under review. Our aim is the continuous improvement of the parameters that determine competition: productivity, flexibility, innovation and quality.

PVD-Coating



Flow Test



Test Laboratory



The quality promotion program Q 2000+ launched in 1999 has been expanded and enhanced for use as GROHE's CIP (Continuous Improvement Process). The main aim of the initiative is to lower non-conformance costs in production and to reduce the cost of customer complaints. In the year under review we awarded the first prizes for excellent performance under this quality promotion program. During the ISH the Management Board awarded three prizes in the categories »Clever Idea«, »High Benefit« and »Best Team«. The award for the »Best Team« went to the Siam plant. The workforce successfully implemented the improvement program entitled »Quality, Efficiency, High Speed« proposed by plant management at all levels and in all areas and achieved excellent results. Non-conformance costs alone were cut by around one half.

Protecting the environment is our duty

Environmental protection is part of our quality assurance. Under this concept, the central »Environmental Management« function established in 1999 has been assigned to the »Quality Management« function at group level. The establishment of a group-wide environmental management system in accordance with ISO 14001 is one of the main priorities of Environmental Management. Keeping the Group's strategic objectives in mind, all environmental aspects in the different business areas will be systematically examined in order to identify improvements to be taken into account in the operating units' planning. A centralized, intranet-based system for recording, evaluating and commenting on current legal regulations will provide legal security for the Group and will relieve the operating units from the need to do their own research.

Quality assurance and environmental protection hand in hand.

At year-end we presented the first internal environment report of the GROHE Group. It provides employees with a summary of successfully completed and current projects, and sets out the targets for the future.

»Doing the right thing right«

Research & development are of vital importance for all product groups. The GROHE brand stands for competitive, high quality and environmentally friendly products. They are designed to cater to customer's needs and uses.

Portfolio management underpins product campaign.

The reorganization of innovation processes commenced in the prior year was largely completed in the first half of 2001. The portfolio management that is now in place pools our resources and channels them straight towards the most important and innovative development projects. The selected projects are run by project managers throughout the entire product development process. The completion of many new products in time for the ISH fair in Frankfurt is proof of just how efficient the process has become after the comprehensive reorganization. »Doing the right thing right« is our answer to the challenge of producing new, high quality and user friendly products fast and continuously.

Product campaign at the ISH

We developed more than 135 new products for marketing in the year under review. The product campaign encompassed all product groups. The GROHE*ART* range has been complemented by the *Atrio* and *Tenso* lines. The complex geometrical requirements, some of which were implemented down to the very last detail, were a particular challenge for our technicians. For GROHE*TEC* the single-level mixer line *Eurostyle* and the kitchen faucet *Minta* had their premiere. The *Eurostyle* line in the unmistakable GROHE design and top quality components guarantee the product's lasting durability. A highlight of the ISH was the *Freehander®* shower system, which has since won several prizes. This shower system is characterized by ultramodern design, high functionality and user friendly ergonomics. The *Taron* shower introduced by *Shower and Shower Systems* is a compact, self-contained system that merely needs to be connected to an existing water supply to turn a regular shower cubicle into a wellness center.

Finite-Element-Method



CAD-System



Polishing Robot



GROHE*DAL's Rapid "PRO"* system is a modular system for installation elements. The simple yet intelligent connection technology allows for a wide variety of uses and offers simple solutions even in difficult conditions. This product clearly demonstrates our success in the standardization we have set out to achieve. Pressing ahead with standardization and modularization will continue to be one of our major goals.

Tracking down new technologies and materials

We created the organizational prerequisites to shorten innovation cycles in the past year. Speeding up processes means adapting development methods, technologies and materials at the same time. In the year under review, we took the first steps towards »virtual product development«. A software program for flow simulation selected after extensive testing was installed at several workstations this year. It will allow us to identify the hydraulic characteristics of a new product at an early stage and to speed up its further development. The efficient application of such systems requires the extensive use of CAD technology as well as existing tools. The requisite CAD environment was implemented at GROHE two years ago and is constantly updated to the state of the art.

New software speeds up product development.

When it comes to materials, we are systematically pursuing new developments in the scientific and industrial field. Increasingly tough limits on discharge of metals such as lead or nickel are forcing us to find alternatives. We are also looking at new innovative materials for use in the sanitary area.

Water Technology Competence Center

The strict division of development processes into pre-development and series development introduced in 2001 allows us to »pre-develop« new technologies and materials and the related techniques until they are ready for use, and to do so independently of the actual series and product development. For the purposes of pre-development we have established the *Water Technology Competence Center*.

For us, setting up locally operating development groups is the ideal solution to meeting the growing requirements around the world. This goes hand in hand with the establishment of a communication network to ensure use of existing synergies, fast exchange of information and knowledge and greater transparency. These initial activities will be extended in the years to come to create a group-wide knowledge management system. Decentralized structures and functional knowledge transfer are the mainstay of our organization in research & development.

Group-wide knowledge management launched.

In the year under review 176 people were employed in research & development at different locations. The expenses in this area came to some € 20 million or 2.3% of sales.

Cost savings in procurement

In the year under review we succeeded in defying the upward trend of prices in many procurement markets and achieved savings in important areas. Our long-term purchasing policy ensured that no bottlenecks arose in spite of the scarcity of supplier resources. This April an e-procurement platform will be officially opened at GROHE.

In the first half of the year we purchased the metals required in small quantities on account of the high prices. To avoid new purchases, materials already in circulation at GROHE were used to an increasing extent. We used the second half of the year to establish new positions in commodities. All in all, the price target for raw materials was achieved.

The supply of production materials was secured at all times. Concentrating on a small number of strong suppliers allowed us to maintain or lower prices. We achieved notable cost savings in waste disposal and recovery, energy, overhead and services by optimizing processes, using new materials and buying energy in bulk.

Cost savings in procurement.

New organizational framework for logistics

The organizational changes to logistics took effect at the beginning of 2001. The centerpiece of the reorganization saw the logistics centers in Hemer and Porta Westfalica placed under common management. The new function is responsible for the entire logistics chain from sales planning to production control and worldwide distribution.

Inventories at the plants and sales depots were reduced by almost 17%. The percentage of exports that reach the customer without passing through foreign sales depots has increased. All in all, important rationalization potential has been achieved at the logistics centers.







Our People

»Our culture thrives on dedication, creativity and talent«

We are all GROHE

GROHE's guiding principles reflect our culture, and it is our employees who give substance to this culture. They create team spirit and a feeling of belonging for everyone in an open and trusting environment. This is essential for the successful expansion of our competitive position. We foster our people's dedication, expertise and openness to change, and give them a wealth of opportunities for personal development. Experience, continuous learning and keeping up our core competencies are the key to superior products.

No barriers on the way up the ladder

In the year under review we implemented an independently elaborated personnel development plan for our salaried staff at all our German companies. The plan applies group-wide, having been set out in group plant agreements. The key element of the plan is structured employee interviews held annually. In these interviews, which will be conducted at all levels, we will agree on targets for the year to come, define any personnel development measures required and sum up the past year.



Each employee's development will be planned on the basis of a new profile comparison which has been introduced. Employee development needs will be determined by an electronic comparison of the job requirement profile with the employee's qualifications profile. These profile comparisons will enable us to identify internal staff to fill positions at all GROHE companies efficiently and objectively. They make the performance potential within the Group transparent and indicate the personal development prospects of employees. They offer high potentials and young professionals, in particular, the chance to shape their own professional development and career at companies of the GROHE Group. The personnel development plan is also an incentive for employees to take even greater advantage of the GROHE Group's training program and to use training to improve their own work.

New personnel development concept creates greater transparency through profile comparison.

All executives of the GROHE Group as well as a large number of other employees at all companies in Germany had received training for the employee development plan by the end of last year. The plan was put into practice in January 2002.

Active innovation culture

The »acceleration of innovation processes« project has changed the status of our Group's pilot project managers. They are now full-time project managers who work independently and are only bound by the instructions of the project executive. Generally these are the heads of the strategic product groups GROHE*ART*, GROHE*TEC*, GROHE*DAL* and GROHE *Showers and Shower Systems* and *Kitchen Faucets*. We also have subproject managers working on various individual projects taking a process-based approach to speeding up product development and making it more effective. In implementing the »acceleration of innovation processes« project, GROHE has chosen a modern, process-based option which will lead to faster, more efficient and more cost effective solutions.











Company pension scheme

In the year under review we decided to give the employees of the GROHE Group the opportunity to make their own provision for retirement by taking advantage of the third pillar of the state pension system recently introduced in Germany. This is based on the amendments to the Company Pension Act, the introduction of the Retirement Savings Act and the new company pension introduced by collective agreements for the metal-working industry. The schemes will start this year once the details of the pension for workers in the metal-working industry and state subsidies have been worked out.

Metal workers' pension scheme gets the go ahead.

Atmosphere of mutual trust

In the year under review we enhanced the traditionally close and trusting working relationship with the works council members at a group level at the various GROHE companies. The negotiations on the first ever group plant agreements, the establishment of strategic product groups and the joint event held in honor of the employees celebrating their 25th and 40th anniversary with the Group were successfully conducted in an atmosphere of mutual trust. The concept of setting uniform standards for the good of the Group and its employees, which has won the acceptance of the employee representatives, will considerably intensify the integration and cooperation of the individual GROHE companies. It strengthens the feeling of belonging, improves employees' cooperation in day-to-day operations and leaves room to plan for the future. The uniform standards also affect vocational training in the commercial field. Commercial training has been coordinated throughout the Group since the beginning of 2001 and requires our trainees to be mobile.

The GROHE Group employed an average of 5,956 people in the year under review (2000: 5,865). At year-end the number of employees totaled 5,898 (2000: 5,903). Abroad, GROHE had an average annual headcount of 1,141 (2000: 1,079) employees. The number of apprentices and trainees came to an annual average of 171 (2000: 169).

Financial Information



Grohe Holding GmbH



The discussion and analysis below provides information which we believe is relevant to an assessment and understanding of our consolidated financial position and results of operations. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes.

The following discussion and analysis contains statements reflecting our views about our future performance and constitutes »forward-looking statements«. These views may involve risks and uncertainties that are difficult to predict and may cause our actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, nature of competition, developments in distribution, industry trends, influence of currency fluctuations and inflation, and other factors discussed below may affect our projected performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The events which occurred in the United States on September 11, 2001, and further actions which have ensued and may ensue, may influence the global economical environment substantially and may have a material impact on our projected performance in the United States and also worldwide.

The following discussion and analysis is based on historical financial statements for the years ended December 31, 2001 and 2000 and for the period from inception to December 31, 1999 of Grohe Holding and the seven months ended July 31, 1999 of Friedrich Grohe AG. These financial statements were prepared in accordance with US GAAP.

All references to euro in the following discussion are in thousands except where stated.

Our business

We are Europe's largest manufacturer of sanitary fittings, based on both volume and value, concentrating on the medium- and high-end of the sanitary products market, and one of the world's three largest manufacturers of sanitary faucets. We develop and manufacture an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems. We sell our water technology products principally to sanitary products wholesalers, who sell them to plumbers and retailers who, in turn, sell them to private residential and commercial end-users. We have a global presence, and we have the largest market share, by value, in Germany, France, the Benelux countries and Austria. We have twelve production facilities, nine of which are located in Germany and one each in Portugal, Thailand and Canada. In addition, we have an extensive distribution system, including 19 marketing subsidiaries and relationships with approximately 40 unaffiliated agent companies, which allows us to sell our products in approximately 140 countries.

We sell most of our products worldwide. Due to different dynamics across geographic areas, management segments our business into the following individual geographic regions:

- **Germany and direct exports.** This segment comprises our activities in Germany and the exports through Friedrich Grohe to countries in which we have no subsidiaries, mainly Eastern Europe and the Middle East;
- **European subsidiaries.** This segment covers operations in Europe outside Germany where we have subsidiaries; and
- **Overseas subsidiaries.** This segment comprises our activities outside Europe where we have subsidiaries.

Effect of the acquisition and conversion of Friedrich Grohe AG on our results of operations

In July 1999, the Grohe and Rost families sold their entire shareholdings of 69.1% in Friedrich Grohe AG to Grohe Holding. Further shares were acquired by Grohe Holding through a public tender offer in the fourth quarter of 1999 from minority shareholders and through several minor transactions in 2000 and 2001 resulting in a shareholder interest of 96.9% as of December 31, 1999 and 99.6% as of December 31, 2000 and 2001, respectively. Shares in Grohe Holding are held by various shareholders, including BC Funds,Teabar Capital Corporation and Capital d'Amerique CDPQ, Inc. In the course of structuring the acquisition of Friedrich Grohe AG, we anticipated a change in tax status resulting from the conversion of Friedrich Grohe AG and five subsidiaries to limited partnerships. These conversions were completed during the year 2000.

Since the date of the acquisition, our consolidated earnings have been affected by interest on the debt incurred to finance the acquisition and by charges for amortization of goodwill and tradename and depreciation of fair value step up of fixed assets. Due to the change in tax status from the conversion, certain expenses for amortization and depreciation are tax-deductible in Germany. Beginning in fiscal year 2002, we will not recognize goodwill amortization in accordance with SFAS No. 142. We will perform at least an annual impairment test. This accounting change will not have an impact on the amortization of goodwill for tax purposes.

In addition, we received corporate income tax refunds amounting to € 49.3 million on July 24, 2001, as a result of the conversion of Friedrich Grohe AG and five subsidiaries into limited partnerships. We recognized these tax refunds as an asset in the course of the purchase price allocation for Friedrich Grohe AG and included them in other current assets in our consolidated balance sheets as of December 31, 1999 and 2000. We used these tax refunds to repay principal on bank loans in July and August, 2001.

Taxes

Until the acquisition of Friedrich Grohe AG, tax charges were mainly attributable to taxation in Germany, because the Grohe companies carrying on business in Germany earned the major portion of the pre-tax profits of the Grohe group. The conversion of Friedrich Grohe AG and five subsidiaries into limited partnerships significantly reduced the German tax charge.

Deferred taxes are provided for temporary differences between the respective accounting and tax base for assets and liabilities. Further, we have recorded deferred tax assets for net operating loss carryforwards and tax credit carryforwards, and, if it is more likely than not that such deferred tax assets will not be realized in future periods, we have reduced them by a valuation allowance.

Operating results

The following table sets out certain information with respect to our net loss in thousands of euro:

	Grohe Holding GmbH		Friedrich Grohe AG/ Grohe Holding GmbH
	Year ended December 31, 2001	Year ended December 31, 2000	Combined year ended December 31, 1999[1]
Sales	880,781	855,474	768,960
Cost of sales	(512,549)	(512,163)	(460,871)
Gross profit	**368,232**	**343,311**	**308,089**
Selling, general and administrative expenses	(228,196)	(221,498)	(203,249)
Research and development expenses	(20,066)	(20,873)	(18,920)
Amortization of goodwill and tradename from acquisitions	(55,099)	(54,521)	(25,420)
Operating income	**64,871**	46,419	60,500
Interest expense, net	(76,961)	(84,012)	(25,235)
Income from equity method investees	216	579	407
Financial loss from derivatives	(20,494)	(4,734)	(5,948)
Other expense, net	(2,650)	(2,559)	(3,276)
Income (loss) before income taxes, minority interests and extra-ordinary items	**(35,018)**	**(44,307)**	**26,448**
Income tax (expense) benefit	5,828	28,353	(22,006)
Income (loss) before minority interests and extraordinary items	**(29,190)**	**(15,954)**	**4,442**
Minority interests	(923)	(2,978)	(7,127)
Net loss before extra-ordinary items	(30,113)	(18,932)	(2,685)
Extraordinary loss, net of applicable income taxes	0	(3,008)	0
Net loss	**(30,113)**	(21,940)	(2,685)

(1) The profit and loss account data for the combined year ended December 31, 1999 is not comparable in significant respects with the profit and loss account data for the years ended December 31, 2001 and 2000 since the data for the seven months ended July 31, 1999 are based on a separate accounting base. The profit and loss account data for the year ended December 31, 1999 comprise the sum of the profit and loss account data for the seven months ended July 31, 1999 for Friedrich Grohe AG and the period from inception to December 31, 1999 for Grohe Holding.

The following table sets out certain information with respect to our net loss as a percentage of sales:

	Grohe Holding GmbH		Friedrich Grohe AG/ Grohe Holding GmbH
	Year ended December 31, 2001 in %	Year ended December 31, 2000 in %	Combined year ended December 31, 1999[1] in %
Sales	100.0	100.0	100.0
Cost of sales	(58.2)	(59.9)	(59.9)
Gross profit	**41.8**	**40.1**	**40.1**
Selling, general and administrative expenses	(25.9)	(25.9)	(26.4)
Research and development expenses	(2.3)	(2.4)	(2.5)
Amortization of goodwill and tradename from acquisitions	(6.2)	(6.4)	(3.3)
Operating income	**7.3**	**5.4**	**7.9**
Interest expense, net	(8.7)	(9.8)	(3.3)
Income from equity method investees	0.0	0.1	0.1
Financial loss from derivatives	(2.3)	(0.6)	(0.8)
Other expense, net	(0.3)	(0.3)	(0.4)
Income (loss) before income taxes, minority interests and extraordinary items	**(4.0)**	**(5.2)**	**3.5**
Income tax (expense) benefit	0.7	3.3	(2.9)
Income (loss) before minority interests and extraordinary items	**(3.3)**	**(1.9)**	**0.6**
Minority interests	(0.1)	(0.3)	(0.9)
Net loss before extraordinary items	(3.4)	(2.2)	(0.3)
Extraordinary loss, net of applicable income taxes	0.0	(0.4)	0.0
Net loss	**(3.4)**	**(2.6)**	**(0.3)**

(1) The profit and loss account data for the combined year ended December 31, 1999 is not comparable in significant respects with the profit and loss account data for the years ended December 31, 2001 and 2000 since the data for the seven months ended July 31, 1999 are based on a separate accounting base. The profit and loss account data for the year ended December 31, 1999 comprise the sum of the profit and loss account data for the seven months ended July 31, 1999 for Friedrich Grohe AG and the period from inception to December 31, 1999 for Grohe Holding.

Sales

Our total sales increased by € 25,307 or 3.0% from € 855,474 in the year ended December 31, 2000 to € 880,781 in the year ended December 31, 2001. This growth in total sales was attributable to:

- an increase in sales volume of a total of € 8,866 or 1.0%,
- favorable currency fluctuations of € 1,572 or 0.2% as a consequence of invoicing in foreign currencies; and
- an increase in sales prices of € 14,869 or 1.8%.

Total sales in our Germany and direct exports segment decreased from € 361,216 in the year ended December 31, 2000 by € 4,989 or 1.4% to € 356,227 in the year ended December 31, 2001. Total sales in Germany decreased by € 19,486 or 7.4% from € 264,868 in the year ended December 31, 2000 to € 245,382 in the year ended December 31, 2001. We attribute this decrease to ongoing unfavorable market conditions and a reduction of inventory at the wholesalers' level. Direct exports increased from € 96,348 in the year ended December 31, 2000 by € 14,497 or 15.0% to € 110,845 in the year ended December 31, 2001. This was largely due to an increase in sales in Eastern Europe from € 26,382 in the year ended December 31, 2000 by € 15,282 or 57.9% to € 41,664 in the year ended December 31, 2001. Also direct exports to the Middle East increased from € 54,253 in the year ended December 31, 2000 by € 2,317 or 4.3% to € 56,570 in the year ended December 31, 2001.

Total sales in our European subsidiaries segment increased from € 340,251 in the year ended December 31, 2000 by € 16,981 or 5.0% to € 357,232 in the year ended December 31, 2001. The growth in sales was primarily attributable to sales increases in the following countries:

- France from € 85,112 in the year ended December 31, 2000 by € 3,736 or 4.4% to € 88,848 in the year ended December 31, 2001;
- Netherlands from € 68,384 in the year ended December 31, 2000 by € 3,544 or 5.2% to € 71,928 in the year ended December 31, 2001;
- Spain from € 39,527 in the year ended December 31, 2000 by € 3,665 or 9.3% to € 43,192 in the year ended December 31, 2001; and
- the United Kingdom from € 19,174 in the year ended December 31, 2000 by € 3,314 or 17.3% to € 22,488 in the year ended December 31, 2001.

Considering direct exports to European markets, which amounted to € 53,383 in the year ended December 31, 2001, total sales in Europe increased by € 29,940 or 7.9% from € 380,675 in the year ended December 31, 2000 to € 410,615 in the year ended December 31, 2001.

Total sales in our overseas subsidiaries segment increased from € 154,007 in the year ended December 31, 2000 by € 13,315 or 8.6% to € 167,322 in the year ended December 31, 2001. This increase was primarily due to increases in sales in:

- the United States from € 95,113 in the year ended December 31, 2000 by € 7,951 or 8.4% to € 103,064 in the year ended December 31, 2001. This increase is largely attributable to price increases of € 3,630 and favorable foreign currency fluctuations of € 3,280 and to a lower extend to volume increases;
- Far East excluding Japan, which was influenced by a very strong fourth quarter 2001, from € 28,318 in the year ended December 31, 2000 by € 2,200 or 7.8% to € 30,518 in the year ended December 31, 2001; and
- Japan from € 20,260 in the year ended December 31, 2000 by € 1,446 or 7.1% to € 21,706 in the year ended December 31, 2001 with the sales being strongly influenced by unfavorable foreign currency fluctuation of € 1,949 in 2001.

Sales in overseas markets, including direct exports into this region amounting to € 57,462 in the year ended December 31, 2001, increased from € 209,931 in the year ended December 31, 2000 by € 14,853 or 7.1% to € 224,784 in the year ended December 31, 2001.

As a result of the different sales developments in Germany and abroad, sales in foreign markets, which increased from € 590,606 in the year ended December 31, 2000 by € 44,793 or 7.6% to € 635,399 in the year ended December 31, 2001, represent 72.1% of total sales in the year ended December 31, 2001 compared to 69.0% in the year ended December 31, 2000. Sales in Europe excluding Germany accounted for 46.6% and in overseas markets for 25.5% of total sales in the year ended December 31, 2001. Accordingly, sales in Germany decreased to 27.9% of our total sales in the year ended December 31, 2001.

Cost of sales

Our cost of sales includes raw material costs, purchased parts and direct labor as well as manufacturing overheads and depreciation. The main raw material that we use is brass, which is also a significant component of purchased parts.

Cost of sales increased by € 386 or 0.1%, from € 512,163 in the year ended December 31, 2000 to € 512,549 in the year ended December 31, 2001.

The cost of sales to sales ratio of 59.9% for the year ended December 31, 2000 decreased by 1.7% to 58.2% in the year ended December 31, 2001.

In addition to the factors described under »Sales«, the cost of sales to sales ratio was favorably influenced by cost decreasing rationalization measures in production. These positive effects overcompensated increases in manufacturing costs per unit, which mainly resulted from a lower production volume compared to the previous year, the increase in raw material prices, and changes in product mix.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of employee compensation, advertising and sales promotions, commissions and freight, as well as information technology related expenses.

Selling, general and administrative expenses increased by € 6,698 or 3.0%, from € 221,498 in the year ended December 31, 2000 to € 228,196 in the year ended December 31, 2001. Selling expenses increased due to higher personnel and higher advertising expenses. The increase in advertising expenses was particularly caused by additional costs related to the ISH in 2001, the most important bi-annual international trade fair for the sanitary industry in Europe. On the other hand, commissions for agents decreased considerably mainly due to the new sales organization in Germany that conducts business with own employees only. Higher general and administrative expenses were caused by higher personnel expenses due to additional staff, a one-time compensation effect in the second quarter and an increase in provisions for doubtful accounts. Selling, general and administrative expenses as a percentage of sales remained stable at 25.9% in the year ended December 31, 2001 compared to the year ended December 31, 2000.

At this time we cannot determine whether the aftermath of the events of September 11, 2001, will cause an increase in freight expenses due to any possible disturbances in international shipping and transportation channels. Should such an increase occur, we could experience a commensurate increase in selling, general and administrative expenses.

Amortization of goodwill and tradename from acquisitions

Amortization of goodwill and tradename from acquisitions of € 55,099 for the year ended December 31, 2001 was nearly unchanged from amortization of goodwill and tradename from acquisitions of € 54,521 for the year ended December 31, 2000, as there were no significant acquisitions during the year ended December 31, 2001.

Interest expense, net

Net interest expense decreased from € 84,012 in the year ended December 31, 2000 by € 7,051 or 8.4% to € 76,961 in the year ended December 31, 2001. This decrease is mainly caused by the refinancing measures taken in November 2000 and by principal payments in 2001. We incurred virtually all of our interest expense at the holding company level or through our Germany and direct exports segment.

Financial loss from derivatives

We conduct business on a worldwide basis in various international currencies and are exposed to adverse movements in foreign currency exchange rates. Furthermore, we use financial instruments such as bonds and long-term debt to banks. As a consequence, we may be exposed to risks from changes in interest and currency exchange rates. We use derivative financial instruments to reduce such risks. Therefore, in the course of day-to-day financial management, we purchase financial instruments such as forward exchange contracts and currency options. We also use interest rate swaps and collars. Without the use of these instruments we would face even higher market risks. We do not enter into financial instruments for trading or speculative purposes.

Foreign currency derivatives purchased to offset our exposure to currency risks for anticipated cash flows do not meet the requirements for hedge accounting and are marked to market at each reporting period with unrealized gains and losses classified in financial income and presented on a net basis. Interest differentials paid or received under interest rate swaps and changes in fair market value of interest rate swaps are accounted for as financial income from derivatives.

The financial loss from derivatives increased by € 15,760 from € 4,734 in the year ended December 31, 2000 to € 20,494 in the year ended December 31, 2001. The net loss from currency derivatives increased from € 1,915 in the year ended December 31, 2000 by € 13,523 to € 15,438 in the year ended December 31, 2001. This development is mainly due to changes in the fair market value of US dollar forward exchange contracts caused by fluctuations in the US dollar to euro exchange rates. The net loss from interest rate derivatives increased from € 2,819 in the year ended December 31, 2000 by € 2,237 to € 5,056 in the year ended December 31, 2001.

Other expense, net

Net other expense increased slightly from € 2,559 in the year ended December 31, 2000 by € 91 to € 2,650 in the year ended December 31, 2001. We attribute this increase to:

- an increase in foreign currency transaction losses of € 2,470 from € 844 in the year ended December 31, 2000 to € 3,314 in the year ended December 31, 2001;
- a decrease in foreign currency transaction gains of € 308 from € 4,673 in the year ended December 31, 2000 to € 4,365 in the year ended December 31, 2001;
- real estate transfer tax of € 3,579 in the year ended December 31, 2000. We incurred no such real estate transfer tax in the year ended December 31, 2001;
- a minor increase in professional services of € 9 from € 4,062 in the year ended December 31, 2000 to € 4,071 in the year ended December 31, 2001. In the year ended December 31, 2000 these professional services were indirectly related to the acquisition, related to the financing of the acquisition, and related to the

conversion of Friedrich Grohe AG. In the year ended December 31, 2001 these professional services were also related to the implementation of US GAAP reporting procedures, the filing of a registration statement with the US Securities and Exchange Commission, and the syndication of the supplementary facility; and

- a decrease in miscellaneous income of € 883 from € 1,253 in the year ended December 31, 2000 to € 370 in the year ended December 31, 2001.

Income tax (expense) benefit

The income tax benefit for the year ended December 31, 2001 of € 5,828 is not directly comparable to the income tax benefit for the year ended December 31, 2000 of € 28,353 because the actual statutory tax rate decreased to 38.2% in the year ended December 31, 2001 compared to 51.4% in the year ended December 31, 2000. This decrease was due to a reduction of the German corporate income tax rate from 40.0% to 25.0% effective January 1, 2001.

The theoretical income tax benefit for the year ended December 31, 2001 determined using the 2001 statutory tax rate of 38.2% would be € 13,377 compared to an actual income tax benefit of € 5,828. The difference of € 7,549 is mainly due to the tax effect of € 13,488 from amortization of non-tax deductible goodwill and other non-tax deductible expenses which was partly offset by tax benefits of € 2,855 from a change in tax status of subsidiaries and tax effects of € 2,228 from dividend distributions from German subsidiaries.

The theoretical income tax benefit for the year ended December 31, 2000 determined using the 2000 statutory tax rate of 51.4% would be € 22,773 compared to an actual income tax benefit of € 28,353. The difference of € 5,580 is mainly the result of the effect of change in German tax laws in 2001 resulting in a tax benefit of € 13,304, tax effects from dividend distributions from German subsidiaries of € 2,621 and a foreign tax rate differential of € 3,041 which were partly offset by the tax effect of € 14,523 from amortization of non-tax deductible goodwill and other non-tax deductible expenses.

Minority interests

Minority interests decreased from € 2,978 in the year ended December 31, 2000 by € 2,055 or 69.0% to € 923 in the year ended December 31, 2001. We attribute this decrease mainly to a reduction of minority shares in Friedrich Grohe in the first half of the year 2000.

Net loss

The net loss increased by € 8,173 from € 21,940 in the year ended December 31, 2000 to € 30,113 in the year ended December 31, 2001.

Year ended December 31, 2000 compared with combined year ended December 31, 1999

We do not believe it would be meaningful to compare separately our results of operations for the year 2000 with the results of operations for the predecessor for the seven months ended July 31, 1999; or our results of operations for the period from inception on July 9, 1999 to December 31, 1999 (which, since Grohe Holding was essentially a newly incorporated company with no operations until the date of its acquisition of the predecessor on July 31, 1999, would largely comprise the results of operations for the five months ended December 31, 1999) because of the following factors.

- The disparity in the length of periods that would be compared.
- Due to vacations and holidays in Germany and in other European countries, our business in the first half of a year is typically stronger than in the second half of a year. Consequently, comparing a discrete period within one year with a full 12 months in another year could be misleading as it would not be possible for the user to extrapolate from the results for a discrete period to a full year.
- On July 31, 1999 we acquired Friedrich Grohe AG. The consolidated earnings of the group for the period after the acquisition have been determined through the use of purchase accounting for the business combination whereas the results for the predecessor for the seven months ended July 31, 1999 have been determined through the use of historical accounting.

Consequently, and for the convenience of the user, we have chosen to compare our results for the year 2000 with a pro forma aggregation of the results for 1999 of:

- the results of our predecessor for the seven months ended July 31, 1999, and
- our results for the period from inception to December 31, 1999 which, as noted above, substantially comprise the results of operations for the five months ended December 31, 1999.

This pro forma aggregation of the results of our predecessor and our results for 1999 should not be construed as a measure of performance in conformity with US GAAP, because, as noted above, the consolidated earnings of the group for the period after the acquisition have been determined through the use of purchase accounting for the business combination whereas the results for our predecessor for the seven months ended July 31, 1999 have been determined through the use of historical cost to the predecessor. Where the application of purchase accounting is relevant to understanding the pro forma aggregate results of operations for 1999 compared with 2000 that is discussed below.

Sales

Our total sales increased by € 86,514 or 11.3% from € 768,960 in the combined year ended December 31, 1999 to € 855,474 in the year ended December 31, 2000. We attribute this growth in our total sales to:

- an increase in sales volume of a total of € 52,280 or 6.8%, including the effect of the continued introduction of new products;
- favorable currency fluctuations of € 25,783 or 3.4% as a consequence of invoicing in foreign currencies; and
- an increase in sales prices of € 8,451 or 1.1%.

Total sales in the Germany and direct exports segment increased from € 356,494 in the combined year ended December 31, 1999 by € 4,722 or 1.3% to € 361,216 in the year ended December 31, 2000. Total sales in Germany decreased by € 9,080 or 3.3% from € 273,948 in the combined year ended December 31, 1999 to € 264,868 in the year ended December 31, 2000. We attribute this decrease mainly to unfavorable market conditions, in particular in the eastern part of Germany. Direct exports increased from € 82,546 in the combined year ended December 31, 1999 by € 13,802 or 16.7% to € 96,348 in the year ended December 31, 2000. This increase was primarily due to an increase in sales in Eastern Europe from € 16,688 in the combined year ended December 31, 2000 by € 9,694 or 58.1% to € 26,382 in the year ended December 31, 2000.

Total sales in our European subsidiaries segment increased from € 307,846 in the combined year ended December 31, 1999 by € 32,405 or 10.5% to € 340,251 in the year ended December 31, 2000. This increase was primarily due to increases in sales in:

- France from € 79,139 in the combined year ended December 31, 1999 by € 5,973 or 7.5% to € 85,112 in the year ended December 31, 2000;
- Netherlands from € 61,662 in the combined year ended December 31, 1999 by € 6,722 or 10.9% to € 68,384 in the year ended December 31, 2000;
- Italy from € 46,039 in the combined year ended December 31, 1999 by € 5,608 or 12.2% to € 51,647 in the year ended December 31, 2000;
- Spain from € 34,861 in the combined year ended December 31, 1999 by € 4,666 or 13.4% to € 39,527 in the year ended December 31, 2000; and
- the United Kingdom from € 13,899 in the combined year ended December 31, 1999 by € 5,275 or 38.0% to € 19,174 in the year ended December 31, 2000, including favorable currency fluctuations of € 1,547.

Total sales in our overseas subsidiaries segment increased from € 104,620 in the combined year ended December 31, 1999 by € 49,387 or 47.2% to € 154,007 in the year ended December 31, 2000. This increase was primarily due to increases in sales in:

- the United States from € 65,971 in the combined year ended December 31, 1999 by € 29,142 or 44.2% to € 95,113 in the year ended December 31, 2000. We attribute the increase in sales in this region to favorable currency fluctuations of € 12,958 with the balance due to an increase in sales volume and, to a lesser extent, price increases; and
- Japan from € 11,284 in the combined year ended December 31, 1999 by € 8,976 or 79.5% to € 20,260 in the year ended December 31, 2000, including favorable currency fluctuations of € 3,824.

Cost of sales

Cost of sales increased by € 51,292 or 11.1%, from € 460,871 in the combined year ended December 31, 1999 to € 512,163 in the year ended December 31, 2000. We attribute this increase to an increase in the volume of production, requiring further direct manufacturing expenditures consisting mainly of raw materials and direct labor costs.

The cost of sales to sales ratio of 59.9% for the year ended December 31, 2000 was the same compared to the combined year ended December 31, 1999. In addition to the factors described under »Sales«, the cost of sales to sales ratio was favorably influenced by a decrease in production costs per unit, which was primarily caused by higher production volume, cost improvements and slightly reduced raw material prices. These positive effects were, however, offset by other factors, including wage and salary increases in the production process, start-up costs related to the introduction of new products and changes in product mix. Further, amortization and depreciation on fair value step-up resulting from the allocation of the purchase price for Friedrich Grohe AG affected cost of sales for the twelve months ended December 31, 2000 compared to five months in the combined year 1999.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by € 18,249 or 9.0%, from € 203,249 in the combined year ended December 31, 1999 to € 221,498 in the year ended December 31, 2000. We attribute the increase in absolute terms mainly to the increase in sales volume-related variable expenses, such as freight and commission. Advertising, sales promotions and compensation expense increased, but at a lower percentage rate compared to the increase in sales. Accordingly, selling, general and administrative expenses as a percentage of sales decreased by 0.5% from 26.4% in the combined year ended December 31, 1999 to 25.9% in the year ended December 31, 2000.

Amortization of goodwill and tradename from acquisitions

Amortization of goodwill and tradename from acquisitions increased by € 29,101 or 114.5% from € 25,420 in the combined year ended December 31, 1999 to € 54,521 in the year ended December 31, 2000. This increase was attributable to:

- amortization of goodwill and tradename resulting from the acquisition of 69.1% of the shares of Friedrich Grohe AG from the Grohe and Rost families for the full year 2000 compared to the five months from the date of acquisition (July 30, 1999) to December 31, 1999; and
- additional acquisitions of shares from minority shareholders through a public tender offer in the fourth quarter of 1999, which led to an increase in the shareholding of Grohe Holding from 69.1% as of July 31, 1999 to 96.9% as of December 31, 1999 and, accordingly, to additional amortization of goodwill and tradename in fiscal year 2000.

Interest expense, net

Net interest expense increased from € 25,235 in the combined year ended December 31, 1999 by € 58,777 to € 84,012 in the year ended December 31, 2000. We incurred virtually all of our interest expense at the holding company level or through our German segment. We attribute this increase to the following factors:

- interest expense related to the financing of the acquisition of 69.1% of the shares of Friedrich Grohe AG for the full year 2000 compared to the five months from the date of acquisition (July 30, 1999) to December 31, 1999; and
- interest expense related to the financing of additional acquisitions of shares of Friedrich Grohe AG in the fourth quarter of 1999.

Income from equity method investees

Income from equity method investees increased from € 407 in the combined year ended December 31, 1999 by € 172 or 42.3% to € 579 in the year ended December 31, 2000. This development was due to an increase in sales and profitability of equity method investees.

Financial loss from derivatives

The financial loss from derivatives decreased by € 1,214 or 20.4% from € 5,948 in the combined year ended December 31, 1999 to € 4,734 in the year ended December 31, 2000. The net loss from currency derivatives decreased from € 5,948 in the combined year ended December 31, 1999 by € 4,033 to € 1,915 in the year ended December 31, 2000. Our losses from interest rate swaps in the year ended December 31, 2000 were € 2,819. No such losses occurred in the combined year ended December 31, 1999 as no interest rate swaps were effective in that year.

Other income (expense), net

Net other expense decreased from € 3,276 in the combined year ended December 31, 1999 by € 717 or 21.9% to € 2,559 in the year ended December 31, 2000. We attribute this decrease to:

- a decrease in foreign currency transaction losses of € 2,371 from € 3,215 in the combined year ended December 31, 1999 to € 844 in the year ended December 31, 2000;
- an increase in foreign currency transaction gains of € 671 from € 4,002 in the combined year ended December 31, 1999 to € 4,673 in the year ended December 31, 2000;
- real estate transfer tax of € 3,579 in the year ended December 31, 2000. No such real estate transfer tax occurred in the combined year ended December 31, 1999;
- a slight increase in professional services of € 223 from € 3,839 in the combined year ended December 31, 1999 to € 4,062 in the year ended December 31, 2000. These professional services were indirectly related to the acquisition, related to the financing of the acquisition, and related to the conversion of Friedrich Grohe AG; and
- a net change of € 1,477 from miscellaneous expense, net, of € 224 in the combined year ended December 31, 1999 to a miscellaneous income, net, of € 1,253 in the year ended December 31, 2000.

Income tax (expense) benefit

The income tax benefit for the year ended December 31, 2000 of € 28,353 includes Grohe Holding for twelve months and is therefore not directly comparable to the combined year ended December 31, 1999 which includes an income tax benefit for Grohe Holding for the period from inception to December 31, 1999 of € 11,226 and income tax expense of Friedrich Grohe AG for the seven months ended July 31, 1999 of € 33,232 resulting in a net income tax expense of € 22,006.

The German actual statutory tax rate for the year ended December 31, 2000, the period from inception to December 31, 1999 and the seven months ended July 31, 1999 was 51.4%. Income tax expense for the seven months ended July 31, 1999 was affected by the amortization of non-tax deductible goodwill from prior acquisitions resulting in an effective tax rate of 55.6%. Due to tax deductible losses, a tax benefit of € 11,226 incurred in the period from inception to December 31, 1999 and resulted in an effective tax rate of 33.7% for this period. This tax benefit is lower than the benefit calculated using the statutory rate mainly due to amortization of non-tax deductible goodwill and other non-tax deductible expenses from the acquisition of Friedrich Grohe AG.

The income tax benefit for the year ended December 31, 2000 was € 28,353 resulting in an increase of the effective tax rate from 33.7% in the period from inception to December 31, 1999 to 64.0% in the year ended December 31, 2000. We attribute this development mainly to the following factors:

- a decrease in German corporate income tax from 40.0% to 25.0% effective January 1, 2001 which already impacted deferred taxes as of December 31, 2000. Further, the foreign tax rate differential and tax effects from dividend distributions from German subsidiaries resulted in a higher tax benefit than calculated using the statutory tax rate and accordingly in an increased effective tax rate; and
- amortization of non-tax deductible goodwill and other non-tax deductible expenses resulting in a lower tax benefit than calculated using the statutory tax rate and accordingly in a decrease in the effective tax rate.

Minority interests

Minority interests decreased from € 7,127 in the combined year ended December 31, 1999 by € 4,149 or 58.2% to € 2,978 in the year ended December 31, 2000. We attribute this decrease to a reduction of minority shares in Friedrich Grohe AG from acquisitions in the period from inception to December 31, 1999.

Extraordinary loss

The extraordinary loss of € 3,008 (€ 4,775, net of applicable income taxes of € 1,767) for the year ended December 31, 2000, resulted from an early extinguishment of debt to banks in the course of the issuance of bonds in November 2000.

In November 2000, we repaid the junior, mezzanine and subordinated bank loans by refinancing those loans through the initial offering and the supplementary facility. The original maturity date of the junior, mezzanine and subordinated bank loans were December 30, 2006, July 31, 2002 and February 4, 2001, respectively. The refinancing represented an early extinguishment of debt. We wrote off the unamortized amount of the related debt issuance cost and recognized it as an extraordinary loss of € 4,775 less income taxes of € 1,767.

Net loss

The net loss increased by € 19,255 from a net loss of € 2,685 in the combined year ended December 31, 1999 to a net loss of € 21,940 in the year ended December 31, 2000.

Liquidity and Capital Resources

Overview

Prior to the acquisition of Friedrich Grohe AG by Grohe Holding GmbH, the operating activities of Friedrich Grohe AG generated a cash surplus which was used for investments in fixed assets and payments of dividends to shareholders. The acquisition of Friedrich Grohe AG by Grohe Holding was financed by equity share capital issued by, and bank and shareholder loans provided to, Grohe Holding. In November 2000 we refinanced a portion of the bank loans by issuing bonds.

As of December 31, 2001 our total long-term debt and total short-term debt amounted to € 788,948 and € 4,313 respectively.

Our long-term debt matures as follows:

2002	54,226
2003	69,801
2004	83,591
2005	83,533
2006	138,732
Thereafter	359,065
Total long-term debt	**788,948**

Historical cash flows

For convenience of the reader, we have combined the seven months ended July 31, 1999 for Friedrich Grohe AG and the five months ended December 31, 1999 for Grohe Holding because Grohe Holding has continued the business of the predecessor, Friedrich Grohe AG.

In order to make the combined year ended December 31, 1999 comparable to the years ended December 31, 2001 and 2000, the period from inception to July 31, 1999 has been excluded from the combined cash flow for the year ended December 31, 1999. The effects of the period from inception to July 31, 1999 on cash flow are separately discussed below under »Effects on cash flow of the acquisition of 69.1% of Friedrich Grohe AG by Grohe Holding«.

The following table sets out certain information with respect to our cash flows in thousands of euro:

	Grohe Holding GmbH		Friedrich Grohe AG/ Grohe Holding GmbH
	Year ended December 31, 2001	Year ended December 31, 2000	Combined year ended December 31, 1999
Cash flows from operating activities:			
Net loss	(30,113)	(21,940)	(1,818)
Minority interests in income of subsidiaries	923	2,978	7,127
Extraordinary loss	0	4,775	0
Adjustments to reconcile net income to net cash provided by operating activities	118,710	86,108	68,835
Changes in operating assets and liabilities	48,339	(14,640)	14,185
Net cash provided by operating activities	**137,859**	**57,281**	**88,329**
Net cash used for investing activities	(33,574)	(57,649)	(300,580)
Net cash provided by (used for) financing activities	(100,016)	(48,163)	171,774
Effect of foreign exchange rate changes on cash and cash equivalents	(234)	159	1,070
Net increase (decrease) in cash and cash equivalents	**4,035**	**(48,372)**	**(39,407)**
Cash and cash equivalents			
At beginning of period	46,242	94,614	130,688
At end of period	**50,277**	**46,242**	**94,614**

Net cash provided by operating activities

Net cash from operating activities increased by € 80,578 or 140.7% from € 57,281 in the year ended December 31, 2000 to € 137,859 in the year ended December 31, 2001. We attribute this development to an increase in cash flow provided by current operations of € 17,599 and a movement in operating assets and liabilities of € 62,979. Net operating assets increased by € 14,640 in the year ended December 31, 2000 and decreased by € 48,339 in the year ended December 31, 2001.

We attribute the increase from cash flows from current operations of € 17,599 in the year ended December 31, 2001 compared to the year ended December 31, 2000 to a reduction of interest payments from € 73,973 in the year ended December 31, 2000 to € 67,098 in the year ended December 31, 2001 by € 6,875 and to continued positive developments of current operations in the year ended December 31, 2001.

The decrease in net operating assets of € 48,339 in the year ended December 31, 2001 was mainly caused by decreases in prepaid expenses and other assets of € 54,136 and decreases in inventories of € 22,287 which were partly offset by increases in accounts receivable of € 15,578 and decreases in other accrued expenses and liabilities of € 12,342.

We attribute the increase in accounts receivable to increased export sales as payment terms for the export business are longer than for domestic sales. The increase in accounts receivable was further impacted by higher sales in the fourth quarter of 2001 compared to the fourth quarter of 2000. We reduced inventories at year end 2001 in order to decrease net working capital and related financing costs. The decrease in prepaid expenses and other assets in the year ended December 31, 2001 was mainly due to a tax refund of € 49,340 received in July 2001. We used this refund to repay long-term debt to banks.

Net cash from operating activities decreased by € 31,048 or 35.2% from € 88,329 in the combined year ended December 31, 1999 to € 57,281 in the year ended December 31, 2000. We attribute this movement to a decrease in cash flow provided by current operations of € 2,223 and a movement in operating assets and liabilities of € 28,825. Net operating assets decreased by € 14,185 in the combined year ended December 31, 1999 and increased by € 14,640 in the year ended December 31, 2000.

We attribute the decrease in cash flow from current operations of € 2,223 in the year ended December 31, 2000 compared to the combined year ended December 31, 1999 to an increase of interest payments from € 28,872 in the combined year ended December 31, 1999 by € 45,101 to € 73,973 in the year ended December 31, 2000. This increase in interest payments was due to the financing of the acquisition of Friedrich Grohe AG and was offset by a positive development of current operations and reduced tax payments.

We attribute the increase in net operating assets of € 14,640 in the year ended December 31, 2000 to increases in accounts receivable of € 23,417, prepaid expenses and other assets of € 19,287 and inventories of € 6,937 which were partly offset by increases in accounts payable of € 4,413, pension liabilities of € 9,347 and other accrued expenses and liabilities of € 21,241. We attribute the increase in accounts receivable and inventories as well as the increases in accounts payable and other accrued expenses and liabilities to the positive development of operations. The increase in accounts receivable was stronger than the increase in sales due to the increased percentage of exports as payment terms for the export business are longer than for domestic sales.

The decrease in net operating assets of € 14,185 in the combined year ended December 31, 1999 was caused by increases in accounts payable of € 4,166, pension liabilities of € 9,667 and other accrued expenses and liabilities of € 33,686 which were partly offset by increases in accounts receivable of € 13,447, prepaid expenses and other assets of € 19,683 and inventories of € 204.

Net cash used for investing activities

Our investing activities comprise investments in tangible and intangible fixed assets. In the year ended December 31, 2000 and in the combined year ended December 31, 1999 investing activities also included purchases of shares from minority shareholders.

Net cash used for investing activities decreased by € 24,075 or 42.0% from € 57,649 in the year ended December 31, 2000 to € 33,574 in the year ended December 31, 2001. We attribute this decrease mainly to a reduction in cash used for purchases of shares from minority shareholders by € 23,333.

Net cash used for investing activities decreased by € 242,931 or 80.8% from € 300,580 in the combined year ended December 31, 1999 to € 57,649 in the year ended December 31, 2000. This decrease was mainly due to a reduction in cash used for purchases of shares from minority shareholders by € 232,326. During the fourth quarter of 1999, € 255,868 was used for the acquisition of shares of Friedrich Grohe AG from minority shareholders through a public tender offer. During the year ended December 31, 2000, € 23,542 was used to acquire further shares from minority shareholders in different transactions. Investments in property, plant and equipment decreased from € 43,848 in the combined year ended December 31, 1999 by € 8,074 to € 35,774 in the year ended December 31, 2000. The principal reason for this decrease was a nonrecurring capital expenditure in the year ended December 31, 1999 related to the construction of a plant for chrome-plating plastic and integrated shower production and facilities for the production of resistant faucet surfaces in our factory in Lahr, Germany.

Net cash provided by, and used for, financing activities

In the year ended December 31, 2001 net cash used for financing activities amounted to € 100,016 compared to net cash used for financing activities of € 48,163 in the year ended December 31, 2000.

We attribute net cash used for financing activities in the year ended December 31, 2001 to:

- principal payments on long-term debt to banks of € 108,216. These principal payments were partly financed by tax refunds of € 49,340; and
- a decrease in restricted cash of € 7,667. Under the contracts with the financing banks Grohe Holding has agreed to deposit certain cash amounts into a bank account from which no withdrawals can be made without consent from the financing banks.

In the year ended December 31, 2000 net cash used for financing activities amounted to € 48,163; in the combined year ended December 31, 1999 net cash provided by financing activities amounted to € 171,774.

We attribute net cash used for financing activities in the year ended December 31, 2000 to:

- principal payments on long-term debt to banks of € 314,147. These payments relate to the refinancing through the issuance of bonds in November 2000 in an amount of € 261,432 and scheduled principal payments in an amount of € 52,715;
- proceeds from the issuance of bonds in an amount of € 200,000 in November 2000;
- proceeds from the issuance of long-term debt to banks of € 98,522. These proceeds mainly relate to the refinancing in November 2000 in an amount of € 76,694; and
- an increase in restricted cash by € 30,295.

We attribute net cash provided by financing activities in the combined year ended December 31, 1999 mainly to:

- proceeds from the issuance of long-term debt to banks by Grohe Holding in an amount of € 211,743. We attribute this issuance of debt to the financing of the acquisition of shares of Friedrich Grohe AG by a public tender offer in the fourth quarter of 1999;
- dividend payments of Friedrich Grohe AG in June 1999 amounting to € 35,944; and
- an increase in restricted cash by € 7,322.

Net cash flow

Cash and cash equivalents amounting to € 46,242 as of December 31, 2000 increased by € 4,035 to € 50,277 as of December 31, 2001.

Cash and cash equivalents amounting to € 94,614 as of December 31, 1999 decreased by € 48,372 to € 46,242 as of December 31, 2000.

Cash and cash equivalents amounting to € 130,688 as of January 1, 1999 decreased by € 36,074 to € 94,614 as of December 31, 1999. This included a decrease in cash and cash equivalents of Friedrich Grohe AG in the seven months ended July 31, 1999 of € 24,104, a decrease in cash and cash equivalents of € 15,303 of Grohe Holding in the five months ended December 31, 1999, and existing cash of Grohe Holding as of July 31, 1999.

Pursuant to the senior credit facility, we agreed to deposit at the request of the lenders, cash that we receive from subsidiaries, the shares of which have been pledged to the lenders, into a bank account from which no withdrawals can be made without written consent. According to the contracts with the financing banks, the banks will agree to withdrawals from the aforementioned bank account provided that the banks have not declared that an event of default has occurred under the credit agreements. Currently, the financing banks have not requested any deposits, and no events of default have occurred.

Effect on cash flow of the acquisition of 69.1% of Friedrich Grohe AG by Grohe Holding

We acquired 69.1% of Friedrich Grohe AG on July 30, 1999 in a cash transaction. This acquisition and the related financing are not reflected in the cash flows for the combined year ended December 31, 1999 set out above, as the acquisition and the related financing took place in the overlapping period from the date of inception to July 31, 1999. The cash which we used for investing activities related to this acquisition amounted to € 782,380, net of acquired cash of Friedrich Grohe AG amounting to € 106,584. We financed the total purchase price of € 888,964 by equity of € 128,485, long-term debt to related parties and shareholders of € 259,225 and bank loans of € 509,046, a total of € 896,756. The remaining € 7,792 reflected an increase in working capital of € 4,459 and an increase in cash of € 3,333 as of July 31, 1999.

Working capital

Our working capital requirements are financed from operating cash flows. In the future, we intend to continue financing working capital requirements through funds generated by our operations. We believe that the existing financing of working capital is sufficient for our current working capital requirements. At December 31, 2001 and 2000 we had € 30,051 and € 67,117 available lines of credits with several banks of which € 30,051 and € 65,772 were unused. Under the respective credit arrangements, we and our subsidiaries have the option to borrow amounts for general purposes. The available lines of credit as of December 31, 2000 included a working capital facility of € 51,129 which was available until March 28, 2001. In order to improve flexibility related to the financing of working capital, the working capital facility has been renewed in January 2002 and will be available until December 2006.

Capital expenditures

Our capital expenditures are financed primarily from operating cash flows, except for capital expenditures on the expansion and extension of our production facilities. Investment in new plants has partly been financed by bank loans, supported by governmental subsidies. We intend to finance further capital expenditures from operating cash flows. We believe that our manufacturing facilities are generally in good condition. We do not anticipate that exceptional capital expenditures exceeding depreciation will be needed to replace existing facilities in the near future.

Capital expenditures for tangible assets in our Germany and direct exports segment decreased from € 25.4 million in the year ended December 31, 2000 by € 1.3 million or 5.1% to € 24.1 million in the year ended December 31, 2001.

Capital expenditures for tangible assets in our Germany and direct exports segment decreased from € 33.0 million in the combined year ended December 31, 1999 by € 7.6 million or 23.0% to € 25.4 million in the year ended December 31, 2000.

Capital expenditures for tangible assets in our European subsidiaries segment decreased from € 5.3 million in the year ended December 31, 2000 by € 1.9 million or 35.8% to € 3.4 million in the year ended December 31, 2001.

Capital expenditures for tangible assets in our European subsidiaries segment increased from € 4.0 million in the combined year ended December 31, 1999 by € 1.3 million or 32.5% to € 5.3 million in the year ended December 31, 2000.

Capital expenditures for tangible assets in our Overseas subsidiaries segment increased from € 3.9 million in the year ended December 31, 2000 by € 0.8 million or 20.5% to € 4.7 million in the year ended December 31, 2001.

Capital expenditures for tangible assets in our Overseas subsidiaries segment decreased from € 5.2 million in the combined year ended December 31, 1999 by € 1.3 million or 25.0% to € 3.9 million in the year ended December 31, 2000.

Investment of surplus cash

We invest any surplus cash in euro deposit accounts held with financial institutions. Under the contracts with the financing banks, we have agreed to deposit certain cash amounts into an account from which no withdrawals can be made without their consent.

Research and Development

We consider research and development a major factor in ensuring our future competitiveness. In an environment characterized by increasing levels of innovation and a shortening of product life cycles, innovation in functions, styles, materials and processes has gained further importance for differentiating our brand and enhancing our premium brand status.

Our research and development activities include, in particular:

- continuous updating and broadening of our product ranges;
- product maintenance and improvement; and
- research about new functions, materials and design.

Furthermore, the development of modular and integrated systems, such as shower panels and bathroom systems, has become increasingly important.

Research and development spending remained nearly at the same level with only a slight decrease of € 807 or 3.9% from € 20,873 in the year ended December 31, 2000 to € 20,066 in the year ended December 31, 2001. Due to the increase in sales research and development as a percentage of sales decreased from 2.4% in the year ended December 31, 2000 to 2.3% in the year ended December 31, 2001.

Our research and development activities in the year ended December 31, 2001 particularly included:

- development of a new shower program, including the innovative *Freehander®* and *Taron* shower-panel; and
- development of preproduction samples for the new *Tenso* and *Atrio* product lines for the ISH, the most important trade fair for the sanitary industry in Europe; and
- pilot lot production and start-up of serial production for the new *Tenso* and *Atrio* product lines.

We have spent 2.5% and 2.4% of sales on research and development in the combined year ended December 31, 1999 and the year ended December 31, 2000, respectively. Research and development spending increased by € 1,953 or 10.3% from € 18,920 in the combined year ended December 31, 1999 to € 20,873 in the year ended December 31, 2000. We attribute this increase to an increase in compensation of € 857 mainly due to the extension of research and development activities in foreign subsidiaries, higher expenses for outside services in the amount of € 296, and an increase of other research and development costs amounting to € 800 (including higher training costs and higher depreciation).

Our main projects in the year ended December 31, 2000 included:

- the optimization of the organizational framework in order to develop new and innovative products more efficiently and shorten the time until new products are introduced in the market;
- the implementation of an EDM (engineering data management) system throughout the group in order to access existing product data from all locations and to use this data to continue the development of new products; and
- the development of new innovative products of strategic importance which had their premiere at the ISH fair 2001 and the enhancement of existing products for international markets.

Trend Information

Industry trends. Although it is difficult to assess growth rates in the worldwide sanitary products industry, we estimate that the sanitary fittings segment has achieved a compound annual sales growth rate of approximately six percent over the past ten years in Western Europe, North America and Japan, measured by value of demand. Major factors which have contributed to growth in the sanitary products industry in Western Europe and North America seem to include changing demographics, changing consumer preferences to favor more expensive products with higher design standards and more advanced technological features, an increasing trend towards a greater number of water delivery points per dwelling and increasing renovation activity. Growth in the sanitary products industry in emerging markets generally results from population growth, greater disposable income and increasing penetration of Western sanitary standards. We believe that growth in tourism in emerging markets has also contributed to demand for higher quality sanitary products in those markets.

Regional trends. During the year ended December 31, 2001, sales in Germany and direct exports decreased by 1.4%, sales in European subsidiaries increased by 5.0%, and sales in overseas subsidiaries increased by 8.6%. The decrease of 1.4% in Germany and direct exports results from a decrease of sales in Germany by 7.4% partly offset by an increase in direct exports of 15.0%, especially related to exports to Eastern European countries. We attribute the decrease of sales in Germany to ongoing unfavorable market conditions and a reduction of inventory at the wholesalers' level. We expect that the demand in Germany will not begin to recover before the second half of the year 2002. For the entire year 2002, we still expect a slight reduction of demand in Germany. We anticipate a further positive development in our Eastern European markets. The construction industry in Europe was still in good condition in the first two quarters of the year 2001, but a slow down could be recognized in the third and fourth quarter of the year 2001. Although general economic conditions have deteriorated in our core European markets, we expect slight increases in sales in 2002. We expect further growth in our overseas markets including in the United States. After the economic downturn in the United States caused by the events of September 11, 2001, demand quickly recovered in the last months of 2001, persisting in in the first months of 2002. Provided a stable political situation in Middle East and a positive development of the economy in Japan, we expect a positive development in our Middle and Far East markets.

Distribution. Our distribution system generally follows the three-step process common to the sanitary products industry in most developed markets: from the manufacturers to the sanitary products wholesalers, from the sanitary products wholesalers to the installers and retailers and from the installers and retailers to private residential and commercial end-users. Further developments in distribution, including a growing level of sophistication in retail distribution, will favor premium brands like GROHE, which can offer an extensive range of products and solutions

Furthermore, consolidation in wholesale distribution will create larger wholesale companies which concentrate on key brands which have superior product and system innovations and special logistical capabilities.

Economic conditions and construction activity. The demand for our products is directly affected by general economic conditions, including gross domestic product growth, interest rates and labor costs, in those countries in which we operate. We are particularly exposed to fluctuations in Germany and the rest of Western Europe.

Our business is dependent on construction activity in the markets in which we operate. For example, approximately 30% of our annual sales are attributable to the new construction segment of the construction industry, while the remainder is attributable to the building repairs, maintenance and improvement segment of the construction industry.

Effects of currency fluctuations and inflation. We transact business around the world, including in 130 countries outside the European Union and in more than ten currencies. During the year ended December 31, 2001, approximately 29% of our revenues came from sources outside of the euro currency zone, and we expect this percentage to increase in the future. Changes in foreign currency exchange rates, therefore, can affect our ability to sell our products at satisfactory prices and can affect the value of our foreign assets, revenues, liabilities and costs when reported in euro and, therefore, our financial condition or results of operations.

Price of certain raw materials. During the year ended December 31, 2001, approximately 62% of our raw material costs related to brass and brass machining and forging parts and approximately 32% of our raw material costs related to plastic components. Accordingly, our production costs are directly impacted by fluctuations in the price of these raw materials.

Future acquisitions. We will continue to explore acquisitions of related businesses to enhance our existing products and expand the geographic and industry scope of our business as an important element of our growth strategy. We cannot assure you that we will be able to identify and acquire suitable companies on acceptable terms. However, any businesses acquired, together with any resultant indebtedness incurred, would have an impact on the results of our operations.

New products. In 2001, we earned approximately 29% of our revenues through the sale of products launched after January 1, 1999. Our results of operations depend upon our ability to continue to introduce new products with attractive performance and design characteristics at competitive prices in order to to compete successfully in our markets.

Impact of the Euro

Up to December 31, 2000 our reporting currency was the deutsche mark. Effective January 1, 2001, we adopted the euro as our reporting currency. We do not expect future balance sheets, statements of operations or statements of cash flows to be materially impacted by the euro conversion.

To Grohe Holding GmbH:

We have audited the accompanying consolidated balance sheets of Grohe Holding GmbH and subsidiaries as of December 31, 2001 and 2000 and the related statements of operations, cash flows and changes in shareholders' equity for the years ended December 31, 2001 and 2000 and the period from inception to December 31, 1999 and the related statements of operations, cash flows and changes in shareholders' equity of its predecessor Friedrich Grohe AG for the seven months ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grohe Holding GmbH and subsidiaries and its predecessor, Friedrich Grohe AG, as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000, the period from inception to December 31, 1999 and the seven months ended July 31, 1999 in conformity with accounting principles generally accepted in the United States.

Eschborn/Frankfurt, Germany, April 23, 2002

Arthur Andersen
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft mbH

Groß	Voß
Wirtschaftsprüfer	Wirtschaftsprüfer

Consolidated Statements of Operations

	Note	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
		Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Seven months ended July 31, 1999 € '000
Sales	3	880,781	855,474	304,914	464,046
Cost of sales		(512,549)	(512,163)	(189,796)	(271,075)
Gross profit		**368,232**	**343,311**	**115,118**	**192,971**
Selling, general and administrative expenses	3	(228,196)	(221,498)	(85,652)	(117,597)
Research and development	3	(20,066)	(20,873)	(8,531)	(10,389)
Amortization of goodwill and tradename from acquisitions		(55,099)	(54,521)	(18,060)	(7,360)
Total operating expenses		**(303,361)**	**(296,892)**	**(112,243)**	**(135,346)**
Operating income		64,871	46,419	2,875	57,625
Interest income		3,367	4,425	1,828	2,160
Interest expense		(80,328)	(88,437)	(28,047)	(1,176)
Income from equity method investees		216	579	407	0
Financial loss from derivatives		(20,494)	(4,734)	(5,153)	(795)
Other income		7,178	9,915	1,601	5,795
Other expense	4	(9,828)	(12,474)	(6,824)	(3,848)
Income (loss) before income taxes, minority interests and extraordinary items		**(35,018)**	**(44,307)**	**(33,313)**	**59,761**
Income tax (expense) benefit	5	5,828	28,353	11,226	(33,232)
Income (loss) before minority interests and extraordinary items		**(29,190)**	**(15,954)**	**(22,087)**	**26,529**
Minority interests		(923)	(2,978)	(6,921)	(206)
Net income (loss) before extraordinary items		**(30,113)**	**(18,932)**	**(29,008)**	**26,323**
Extraordinary loss net of applicable income taxes of € 1,767 for the year ended December 31, 2000	6	0	(3,008)	0	0
Net income (loss)		(30,113)	(21,940)	(29,008)	26,323
Less: Net income applicable to preferred shares	21				(11,790)
Net income available to common shares	21				14,533
Basic and diluted earnings per share	21				€ 0.33
Weighted average number of common shares outstanding					44,200,000

The accompanying notes are an integral part of these consolidated financial statements.

The 1999 and 2000 accounts have been restated from Deutsche Mark into euro at an exchange rate of DM 1.95583 to € 1, the fixed exchange rate of January 1, 1999.

Consolidated Balance Sheets

ASSETS

	Note	December 31, 2001 € '000	December 31, 2000 € '000
Current assets			
Cash and cash equivalents	3	50,277	46,242
Restricted cash	3	29,950	37,617
Accounts receivable			
Trade accounts receivable less allowance for doubtful accounts of € 6,708 and € 5,755 at December 31, 2001 and 2000, respectively		154,608	138,789
Due from equity method investees		2,997	3,004
		157,605	**141,793**
Inventories	7	109,580	131,632
Current deferred tax assets	5	8,081	5,709
Prepaid expenses		2,685	1,864
Other current assets	8	29,948	81,980
Total current assets		**388,126**	**446,837**
Property, plant and equipment	9		
Land, buildings and improvements		152,498	157,370
Plant and machinery		94,995	83,112
Other factory and office equipment		104,449	88,901
Advances and construction in process		7,231	8,477
Less: Accumulated depreciation of property, plant and equipment		(124,687)	(73,424)
		234,486	**264,436**
Intangible assets	10		
Goodwill		536,153	534,896
Tradename		290,115	289,967
Software and other intangible assets		15,346	10,987
Less: Accumulated amortization of intangible assets		(135,789)	(77,391)
		705,825	**758,459**
Investments in equity method investees		**970**	**1,337**
Noncurrent deferred tax assets	5	**1,866**	**2,705**
Other noncurrent assets	11	**21,844**	**27,134**
Total assets		**1,353,117**	**1,500,908**

The accompanying notes are an integral part of these consolidated financial statements.
The 2000 accounts have been restated from Deutsche Mark into euro at an exchange rate of DM 1.95583 to € 1, the fixed exchange rate of January 1, 1999.

LIABILITIES AND SHAREHOLDERS' EQUITY

	Note	December 31, 2001 € '000	December 31, 2000 € '000
Current liabilities			
Current maturities of long-term debt to banks	14	52,707	105,289
Current maturities of capital leases	14	1,519	1,496
Short-term debt to banks	12	4,313	4,670
Trade accounts payable		26,511	30,346
Current tax liabilities		12,254	12,326
Other accrued expenses and current liabilities	13	137,491	145,722
Total current liabilities		**234,795**	**299,849**
Long-term debt to banks	14	379,201	433,719
Long-term debt to related parties	14	119,415	106,909
Long-term debt to shareholders	14	35,449	31,794
Bonds	14	200,000	200,000
Capital leases	14	657	1,796
Pension liabilities	15	142,176	137,851
Other accrued expenses and noncurrent liabilities		16,774	13,446
Noncurrent deferred tax liabilities	5	83,037	105,774
Total noncurrent liabilities		**976,709**	**1,031,289**
Commitments and contingencies	17		
Minority interests in consolidated subsidiaries		**1,845**	**1,826**
Shareholders' equity	16		
Share capital		51,003	50,893
Additional paid in capital, net of subscription receivable of € 267 and € 0 at December 31, 2001 and 2000, respectively		158,472	158,265
Retained earnings		(81,061)	(50,948)
Accumulated other comprehensive income		11,354	9,814
Total shareholders' equity		**139,768**	**168,024**
Total liabilities and shareholders' equity		**1,353,117**	**1,500,988**

The accompanying notes are an integral part of these consolidated financial statements.
The 2000 accounts have been restated from Deutsche Mark into euro at an exchange rate of DM 1.95583 to € 1, the fixed exchange rate of January 1, 1999.

Consolidated Statements of Changes in Shareholders' Equity

	Preferred shares € '000	Common shares € '000	Additional paid-in capital € '000	Retained earnings € '000	Accumulated other comprehensive income € '000	Total share-holders' equity € '000
Balance at December 31, 1998 Friedrich Grohe AG (Predecessor, Note 2) (1,300,000 shares of nonvoting preferred and 1,700,000 shares of common stock at par value of DM 50 per share)	33,234	43,460	283,511	62,311	(1,740)	420,776
Capital increase	566	740		(1,306)		0
Comprehensive income:						
Net income				26,323		
Foreign currency translation adjustment					1,574	
Total comprehensive income						27,897
Dividends paid (€ 12.27 per preferred and € 11.76 per common share)				(35,944)		(35,944)
Balance at July 31, 1999 Friedrich Grohe AG (Predecessor, Note 2) (33,800,000 shares of nonvoting preferred and 44,200,000 shares of common stock at par value of € 1 per share)	**33,800**	**44,200**	**283,511**	**51,384**	**(166)**	**412,729**

The accompanying notes are an integral part of these consolidated financial statements.
The 1999 and 2000 accounts have been restated from Deutsche Mark into euro at an exchange rate of DM 1.95583 to € 1, the fixed exchange rate of January 1, 1999.

	Note	Share capital € '000	Additional paid-in capital € '000	Retained earnings € '000	Accumulated other comprehensive income € '000	Total share-holders' equity € '000
Balance at July 9, 1999 Grohe Holding GmbH (Successor, Note 2)		26	0	0	0	26
Capital increase		50,867	80,774			131,641
Increase in additional paid in capital related to long-term debt to shareholders and related parties	14		48,865			48,865
Comprehensive income:						
Net loss				(29,008)		
Foreign currency translation adjustment					5,912	
Total comprehensive loss						(23,096)
Balance at December 31, 1999 Grohe Holding GmbH (Successor, Note 2)		**50,893**	**129,639**	**(29,008)**	**5,912**	**157,436**
Increase in additional paid in capital related to the modification of long-term debt to shareholders and related parties	14		28,626			28,626
Comprehensive loss:						
Net loss				(21,940)		
Foreign currency translation adjustment					3,902	
Total comprehensive loss						(18,038)
Balance at December 31, 2000 Grohe Holding GmbH (Successor, Note 2)		**50,893**	**158,265**	**(50,948)**	**9,814**	**168,024**
Capital increase	16	110	267			377
Subscription receivable	16		(267)			(267)
Treasury share transaction	16		97			97
Increase in additional paid in capital related to long-term debt to shareholders and related parties	14		110			110
Comprehensive loss:						
Net loss				(30,113)		
Foreign currency translation adjustment					1,765	
Additional minimum pension liability, net of applicable taxes of € 142	15				(225)	
Total comprehensive loss						(28,573)
Balance at December 31, 2001 Grohe Holding GmbH (Successor, Note 2)		**51,003**	**158,472**	**(81,061)**	**11,354**	**139,768**

The accompanying notes are an integral part of these consolidated financial statements.

The 1999 and 2000 accounts have been restated from Deutsche Mark into euro at an exchange rate of DM 1.95583 to € 1, the fixed exchange rate of January 1, 1999.

Consolidated Statements of Cash Flows

	Note	Successor (Note 2) Grohe Holding GmbH Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Predecessor (Note 2) Friedrich Grohe AG Seven months ended July 31, 1999 € '000
Cash flows from operating activities:					
Net income (loss)		(30,113)	(21,940)	(29,008)	26,323
Minority interests in income of subsidiaries		923	2,978	6,921	206
Extraordinary loss	6	0	4,775	0	0
Adjustments to reconcile net income to net cash provided by operating activities					
Depreciation of fixed assets	9	54,078	55,890	23,873	18,380
Amortization of goodwill and tradename from acquisitions	10	55,099	54,521	18,060	7,360
Amortization of software and other intangibles	10	3,372	3,588	1,282	850
Impairment of long-lived assets	3	765	1,793	189	1,863
Change in deferred income taxes		(24,116)	(47,437)	(7,238)	(2,357)
Income from equity method investees		(216)	(579)	(407)	0
Gains from disposal of long lived assets, net		(34)	(409)	(501)	(50)
Changes in fair market value of derivative financial instruments without impact on cash, net	19	13,800	0	0	0
Accrued interest on long-term debt to shareholders and related parties	14	15,962	18,741	7,531	0
Changes in operating assets and liabilities					
Accounts receivable		(15,578)	(23,417)	29,511	(42,958)
Inventories	7	22,287	(6,937)	(3,433)	3,229
Prepaid expenses and other assets		54,136	(19,287)	(21,872)	(5,865)
Accounts payable		(3,835)	4,413	10,412	(6,246)
Pension liabilities	15	3,671	9,347	3,877	5,790
Other accrued expenses and liabilities		(12,342)	21,241	14,955	22,296
Net cash provided by operating activities		**137,859**	**57,281**	**54,152**	**28,821**

The accompanying notes are an integral part of these consolidated financial statements.
The 1999 and 2000 accounts have been restated from Deutsche Mark into euro at an exchange rate of DM 1.95583 to € 1, the fixed exchange rate of January 1, 1999.

	Note	Successor (Note 2) Grohe Holding GmbH Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Predecessor (Note 2) Friedrich Grohe AG Seven months ended July 31, 1999 € '000
Cash flows from investing activities:					
Purchases of property, plant and equipment		(32,510)	(35,774)	(26,900)	(16,948)
Proceeds from sale of property, plant and equipment		2,727	5,444	1,642	387
Purchases of intangible assets		(4,165)	(3,777)	(1,783)	(1,519)
Acquisition of Friedrich Grohe AG, net of cash acquired		0	0	(782,380)	0
Purchases of shares from minorities		(209)	(23,542)	(255,868)	0
Dividends received from equity method investees		583	0	409	0
Net cash used for investing activities		**(33,574)**	**(57,649)**	**(1,064,880)**	**(18,080)**
Cash flows from financing activities:					
(Increase) decrease in restricted cash	3	7,667	(30,295)	(7,322)	0
Increase (decrease) in short-term debt to banks	12	0	(196)	799	337
Increase (decrease) in short-term debt to related parties	12	0	(1,301)	1,301	0
Proceeds from issuance of long-term debt to shareholders and related parties	14	378	0	259,225	0
Proceeds from issuance of long-term debt to banks	14	0	98,522	720,789	0
Principal payments on long-term debt to banks	14	(108,216)	(314,147)	(760)	(80)
Proceeds from issuance of bonds	14	0	200,000	0	0
Proceeds from issuance of shares	16	110	0	131,641	0
Purchase of treasury shares	16	(905)	0	0	0
Sale of treasury shares	16	1,002	0	0	0
Dividends paid		0	0	0	(35,944)
Dividends paid to minorities		(52)	(746)	(803)	(102)
Capital contribution by minorities		0	0	0	320
Net cash provided by/used for financing activities		**(100,016)**	**(48,163)**	**1,104,870**	**(35,469)**
Effect of foreign exchange rate changes on cash and cash equivalents		(234)	159	446	624
Net increase (decrease) in cash and cash equivalents		**4,035**	(48,372)	94,588	(24,104)
Cash and cash equivalents					
At beginning of period		46,242	94,614	26	130,688
At end of period		**50,277**	46,242	94,614	106,584
Supplemental disclosure of cash flow information					
Interest paid		67,098	73,973	27,696	1,176
Income taxes paid (benefits received), net		(34,409)	18,870	16,761	24,192
Other payments to related parties		1,153	3,349	3,710	164

The accompanying notes are an integral part of these consolidated financial statements.
The 1999 and 2000 accounts have been restated from Deutsche Mark into euro at an exchange rate of DM 1.95583 to € 1, the fixed exchange rate of January 1, 1999.

Notes to the Consolidated Financial Statements

All amounts in thousands of euro, except where stated

1. THE COMPANY

Grohe Holding GmbH (»GROHE«, »Grohe Holding« or »the Company«) with its corporate headquarters in Hemer (Germany) was formed as a limited liability company under German law and registered with the Commercial Register on July 9, 1999 (date of inception).

Grohe and its subsidiaries form a group of companies (»GROHE Group«) engaged in the manufacturing and distribution of sanitary fittings, concentrating on the medium- and high-end of the sanitary products market. Grohe develops and manufactures an extensive range of (1) sanitary fittings, such as faucets, showerheads and related accessories, and shower systems, and (2) sanitary technology products, such as flushing and installation systems and water management systems.

Grohe's brand strategy focuses on a single global brand, GROHE, under which it markets four product ranges: GROHE*ART*, GROHE*TEC*, GROHE*DAL* and GROHE *Shower and Shower Systems*. The GROHE*ART* product range consists of high-end sanitary fittings and accessories. The GROHE*TEC* product range consists of medium-end sanitary fittings and accessories. The GROHE*DAL* product range consists of flushing and installation systems.

The Company's main customers are sanitary wholesalers who sell sanitary products to the respective retailers. Grohe's major markets are Germany and Europe excluding Germany followed by Northern America, Middle East and Far East.

2. ACQUISITIONS

During the period from inception to December 31, 1999 Grohe Holding GmbH (Successor) acquired 96.9% of Friedrich Grohe AG, Hemer (Predecessor), by the means of a step acquisition. Friedrich Grohe AG and its subsidiaries formed a multinational group of companies engaged in the manufacturing, marketing and distribution of a broad range of sanitary fittings and faucets. In a first transaction 69.1% (step 1) of the shares were acquired on July 30, 1999. This acquisition included all of the voting shares representing 56.7% of total shares and a part of the nonvoting preferred shares representing 12.4% of total shares of Friedrich Grohe AG. Accordingly, control was transferred on July 30, 1999. Further nonvoting preferred shares were acquired from minority shareholders through a public tender offer between October 11, 1999 and December 3, 1999 (step 2). The public tender offer included acquisitions by Grohe Holding as well as Friedrich Grohe AG's repurchases of own shares. Preferred nonvoting shares had similar ownership rights in the net assets of Friedrich Grohe AG compared to the common shares.

The acquisition of Friedrich Grohe AG was accounted for using the purchase method of accounting. The purchase price was allocated to the underlying assets and liabilities using their fair values, based on the evaluation of the fair values of Friedrich Grohe AG's assets and liabilities at the date of acquisition. The excess of costs over the fair value of net assets acquired was allocated to goodwill. Accordingly, the pre-acquisition consolidated financial statements of Friedrich Grohe AG (Predecessor) and post-acquisition consolidated financial statements of the Company (Successor) are not comparable in certain significant respects since these consolidated financial statements report the financial position, results of operations and cash flows on two separate accounting bases.

Operating results of Friedrich Grohe AG are included in the consolidated income statements of the Company from July 31, 1999 on.

The consideration paid in cash for the 69.1% of Friedrich Grohe AG shares acquired on July 30, 1999 totaled € 888,964, the consideration paid in cash for the shares acquired through the public tender offer in November and December 1999 totaled € 255,868. The following is a summary of the purchase price allocations:

	Acquisition on July 30, 1999	Public tender offer
	€ '000	€ '000
Net current assets	214,800	71,434
Net noncurrent liabilities	(184,494)	(72,160)
Property, plant and equipment	202,210	81,846
Tradename	203,276	81,657
Goodwill	449,035	68,903
Other	4,137	24,188
	888,964	**255,868**

In the course of structuring the acquisition of Friedrich Grohe AG a change in tax status of the target company has been anticipated. Accordingly, € 35,345 (step 1) and € 14,199 (step 2) of the purchase price have been allocated to tax refunds and have been included in other current assets as of December 31, 1999 and 2000. These tax refunds were received in July 2001. Due to the anticipated change in tax status as of the date of acquisition no deferred taxes for temporary differences between tax and accounting base have been provided for as far as such differences have no future tax consequences.

Tradename and goodwill are amortized over a period of 15 years. The following unaudited condensed pro forma results for the year ended December 31, 1999 give effect to the acquisition of 96.9% of the shares of Friedrich Grohe AG, the financing of the acquisition and the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG as if such transactions had occurred on January 1, 1999.

This unaudited condensed pro forma financial information does not purport to represent what the Company's results would actually have been if such transactions had occurred on such date. The pro forma operating results reflect the purchase price allocation for Friedrich Grohe AG, financing expenses related to the acquisition and tax effects from the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG in addition to other currently available information.

	Predecessor (Note 2) Friedrich Grohe AG Seven months ended July 31, 1999 Historical € '000	Successor (Note 2) Grohe Holding GmbH Period from inception to December 31, 1999 Historical € '000	Combined Twelve months ended December 31, 1999 € '000	Successor (Note 2) Grohe Holding GmbH Twelve months ended December 31, 1999 Pro forma unaudited € '000
Revenues	464,046	304,914	768,960	768,960
Income (loss) before taxes, minority interests and extra-ordinary items	59,761	(33,313)	26,448	(72,966)
Net income (loss)	26,323	(29,008)	(2,685)	(47,731)

During the year ended December 31, 2000 further nonvoting preferred shares were acquired from minority shareholders in different transactions. The purchase price paid for the acquisitions in 2000 totaled € 23,542. Goodwill arising from these transactions totaled € 9,348. As a result the share in Friedrich Grohe AG & Co. KG increased from 96.9% as of December 31, 1999 to 99.6% as of December 31, 2000.

The general partner of Friedrich Grohe AG & Co. KG is Friedrich Grohe Geschäftsführungs AG; the nominal interest of Friedrich Grohe Geschäftsführungs AG in Friedrich Grohe AG & Co. KG is 0.0001%. Until October 1, 2000 all shares of Friedrich Grohe Geschäftsführungs AG were owned by Grohe Holding; since that date all shares are owned by Grohe Beteiligungs GmbH & Co. KG. Limited partners of Friedrich Grohe AG & Co. KG are Grohe Beteiligungs GmbH & Co. KG owning 99.6% as of December 31, 2001 and 2000 and several minority shareholders owning a total of 0.4% as of December 31, 2001 and 2000. Grohe Beteiligungs GmbH & Co. KG is a wholly owned subsidiary of Grohe Holding GmbH.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (»US GAAP«).

The Company maintains its financial records in accordance with the German Commercial Code, which represents accounting principles generally accepted in Germany (»German GAAP«). Generally accepted accounting principles in Germany vary in certain significant respects from US GAAP. Accordingly, the Company has recorded certain adjustments in order that these financial statements are in accordance with US GAAP.

The assets, liabilities and results of operations of entities in which the Company has a controlling interest have been consolidated. Investments in which the Company exercises significant influence, but which it does not control (generally 20-50% ownership interest) are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated. Minority interests represent the shares held by outside shareholders in the fully consolidated companies.

Minority interests represent the 0.4% separate ownership in Friedrich Grohe AG & Co. KG and its subsidiaries, the 26.3% separate ownership in Grohe Siam Ltd., Klaeng, the 0.8% separate ownership in Aqua Butzke GmbH, Ludwigsfelde, and the 30.3% separate ownership in Rotter GmbH & Co. KG and Rotter Verwaltungsgesellschaft mbH, Berlin, as of December 31, 2001 and 2000.

Basis of consolidation

As of December 31, 2001 and 2000 GROHE Group comprises 40 and 38 foreign and domestic subsidiaries, respectively, and 2 joint ventures; the latter are accounted for in the consolidated financial statements using the equity method of accounting. All subsidiaries are consolidated. The acquisition of Friedrich Grohe AG is described under Note 2. »Acquisitions«.

On October 4, 2000 Grohe Beteiligungs GmbH & Co. KG was founded in order to establish a favorable financing structure within the GROHE Group. Grohe Holding GmbH transferred almost its entire business activities to Grohe Beteiligungs GmbH & Co. KG in accordance with a contribution and transfer agreement dated October 26, 2000. The effective date of contribution was October 1, 2000. This transaction was accounted for as a reorganization under common control. Accordingly, the historic results and operations and financial position have been combined in a manner similar to a pooling of interests.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reporting currency and foreign currency translation

The Company's previous reporting currency was the deutsche mark (»DM«). On January 1, 2001 it determined that its reporting currency should be the euro. It has therefore restated all periods ended prior to January 1, 2001 as if the euro was its reporting currency since January 1, 1999.

Effective January 1, 1999 the exchange rate between national currencies of the euro participating countries, including Germany, were irreversibly fixed against the euro. Balances at January 1, 1999 have been restated in euro using the fixed exchange rate of DM 1.95583 to the euro and the financial statements for the years ending December 31, 2000 and 1999 have been restated in euro using that fixed exchange rate. Consequently, the financial statements for 2000 and 1999 reported in euro depict the same trends as would have been presented if the Company had continued to present financial statements in DM.

The Company has not presented US GAAP financial statements for periods prior to January 1, 1999 but were it to do so such financial statements would not be comparable to the financial statements of other companies that report in euro and that restated amounts from different currencies other than the one previously used by the Company.

The Company follows the translation policy as provided by Statement of Financial Accounting Standards Board SFAS No. 52 »Foreign Currency Translation«. The functional currency of each of the subsidiaries is the currency of the primary economic environment in which the subsidiary operates, generally the local currency of the country in which the subsidiary is located. Accordingly, assets and liabilities of the foreign subsidiaries are translated at the rate of exchange at the balance sheet dates. Income and expense items are translated at the average exchange rate prevailing throughout the year. Adjustments to prior year's translation of assets and liabilities and translation differences between the balance sheet and the income statement are included in accumulated other comprehensive income in the consolidated financial statements.

Transactions in foreign currencies are translated at the rate of exchange in effect at the date of the transaction. Foreign currency transaction gains of € 4,365, € 4,673, € 0 and € 4,002 and losses of € 3,314, € 844, € 1,752 and € 1,463 for the years ended December 31, 2001 and 2000, for the period from inception to December 31, 1999 and for the seven months ended July 31, 1999, respectively, from the change of exchange rates are recognized in the consolidated financial statement of operations and are included in other income or other expense of the respective periods. Gains and losses from currency derivatives are recognized in financial income from derivatives of the respective periods. Total net currency gains or (losses) of € (14,387), € 1,914, € (6,905) and € 1,745 were recognized for the years ended December 31, 2001 and 2000, for the period from inception to December 31, 1999 and for the seven months ended July 31, 1999, respectively.

The exchange rates of the currencies of the European Monetary Union member states used in the consolidated financial statements as of December 31, 2001 and 2000 correspond to the fixed euro conversion rates. The exchange rates of other significant currencies underlying the consolidated financial statements are as follows:

euro exchange rates at	**December 31, 2001**	**December 31, 2000**
1 US Dollar	1.13	1.07
1 Canadian Dollar	0.71	0.71
1 Pound Sterling	1.64	1.60
100 Singapore Dollar	60.98	61.77
100 Thailand Baht	2.44	2.36
100 Japanese Yen	0.86	0.93

euro average exchange rates	**Year ended December 31, 2001**	**Year ended December 31, 2000**	**Period from inception to December 31, 1999**	**Seven months ended July 31, 1999**
1 US Dollar	1.11	1.08	0.96	0.92
1 Canadian Dollar	0.72	0.73	0.65	0.61
1 Pound Sterling	1.61	1.64	1.56	1.49
100 Singapore Dollar	62.27	62.44	57.36	54.05
100 Thailand Baht	2.39	2.58	2.39	2.58
100 Japanese Yen	0.92	1.01	0.92	0.77

Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying amounts of cash and cash equivalents approximate fair value due to the short maturity of these investments.

Restricted cash

The Company has agreed to deposit certain cash amounts drawn under the senior credit facility and certain other cash amounts into a bank account, from which no withdrawals can be made by the Company other than in accordance with the above agreements without written consent from the bank administering the above credit facility.

Allowance for doubtful accounts

Management regularly assesses collectability of accounts receivable and an allowance for doubtful accounts is provided for risk of non-collectability of receivables. The allowance for doubtful accounts, deducted from accounts receivable in the balance sheet, developed as follows:

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Predecessor (Note 2) Friedrich Grohe AG				
Seven months ended July 31, 1999	5,051	169	(194)	**5,026**
Successor (Note 2) Grohe Holding GmbH				
Period from inception to December 31, 1999	5,026	607	(438)	**5,195**
Year ended December 31, 2000	5,195	1,250	(690)	**5,755**
Year ended December 31, 2001	5,755	2,558	(1,605)	**6,708**

Deductions comprise of uncollectable accounts written off, less recoveries of accounts written off in prior years.

Inventories

Inventories consist of raw materials and supplies, work in process, finished goods, and goods purchased for resale. Inventories are shown at the lower of cost or market. Actual cost, using the weighted average method, is used to recognize raw materials and supplies, and goods purchased for resale. Manufacturing cost is used to value finished goods and work in process. Manufacturing cost includes direct labor, raw materials and manufacturing overhead. Obsolete, damaged and excess inventories are carried at the lower of cost or net selling prices, considering incremental carrying cost.

Property, plant and equipment

Property, plant and equipment are stated at acquisition cost and depreciated using the straight-line method over the estimated useful life of the assets, ranging from 3 to 7 years for computer hardware, 3 to 8 years for plant and machinery, 3 to 10 years for other factory and office equipment and 25 to 40 years for buildings.

Cost includes major expenditures and replacements which extend useful lives or increase capacity; maintenance and repair costs are expensed as incurred. For all periods presented, interest costs allocable to these projects have been insignificant and have not been capitalized. When assets are sold or retired, their cost and related accumulated depreciation are removed from the appropriate accounts. Any gains or losses on disposition of such assets are recorded as other income/ expenses. Fully depreciated assets are retained in tangible fixed assets and depreciation accounts until they are removed from service.

Property, plant and equipment with immaterial acquisition cost are expensed as incurred.

Property held for future development, which consist of land intended to be used for further expansion of existing plants, is recorded at cost, amounting to € 1,824 as of December 31, 2001 and 2000.

Intangibles

Purchased intangible assets, other than goodwill, are recognized at acquisition cost less accumulated amortization and are amortized over their useful lives on a straight line basis. The useful life is determined separately for each asset and ranges from 3 to 5 years for software and 15 years for tradename and goodwill.

The Company consistently applies AICPA Statement of Position (SOP) 98-1 »Accounting for the Costs of Computer Software Developed or Obtained for Internal Use«. External direct costs of material and services consumed in developing or obtaining internal use computer software, payroll and payroll related costs for employees associated with the internal-use software project incurred in the development stage have been capitalized and are amortized on a straight-line basis over 3 to 4 years. For all periods presented, interest costs allocable to these projects have been insignificant and have not been capitalized.

Long-lived assets

The Company periodically evaluates the recoverability of the carrying amounts of its long-lived assets in accordance with SFAS No. 121 »Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of«. Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable over the remaining amortization period, the Company compares undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. If such assets are considered to be impaired, the impairment is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair values have been determined on the basis of comparable transactions or expert appraisals.

Due to continuing losses and significant decrease in market value associated with three assets formerly used as production sites and training centers located in Germany, impairment losses of € 765, € 1,793 and € 189 for the years ended December 31, 2001 and 2000 and for the period from inception to December 31, 1999, for land and buildings were recorded, respectively. The predecessor recorded impairment losses of € 1,863 during the seven months ended July 31, 1999 in regard to aforementioned former production site. Impairment losses are recognized as cost of sales and general and administrative expenses as appropriate. Carrying amounts of these idle facilities amounted to € 7,719 and € 8,528 as of December 31, 2001 and 2000, respectively. Assets to be disposed of are classified as current and included in other current assets.

Other noncurrent assets

Cost related to the issuance of debt are treated as a deferred charge and classified as a noncurrent asset. Debt issuance costs are amortized over the lives of the related debt using the effective interest method and classified as interest expense in the statement of operations.

Accrued liabilities

The valuation of pension liabilities is based upon the projected unit credit method in accordance with SFAS No. 87 »Employers' Accounting for Pensions«.

Accrued liabilities for taxes and other contingencies are recognized when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

Income taxes

The Company utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109 »Accounting for Income Taxes«. Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Earnings per share information

The predecessor (Note 2) computed earnings per share following SFAS No. 128 »Earnings Per Share«. The statement requires the presentation of two amounts, basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average common shares outstanding. Diluted earnings per share would include all common stock equivalents. The predecessor (Note 2) had no potential common shares outstanding during the seven months ended July 31, 1999.

As described in Note 2 »Acquisition«, Friedrich Grohe AG, the predecessor (Note 2), has been acquired by Grohe Holding GmbH. The financial statements presented for the periods ending after July 31, 1999 relate to the successor Grohe Holding GmbH (Note 2). Under a GmbH the equity interests of the shareholders in the Company are not represented by a number of equal shares. Accordingly there is no per share amount assignable to the successor for the years ended December 31, 2001 and 2000 and the period from inception to December 31, 1999.

Fair value of financial instruments and accounting for derivative financial instruments and hedging activities

SFAS No. 105 »Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk«, SFAS No. 107 »Disclosures About Fair Value of Financial Instruments« and SFAS No. 119 »Disclosures About Derivative Financial Instruments and Fair Value Financial Instruments« require disclosure of information with respect to fair values and nature and terms of financial instruments whether or not recognized in the consolidated balance sheets. SFAS No. 105 and SFAS No. 119 have been superseded by SFAS No. 133 »Accounting for Derivative Instruments and Hedging Activities« for all fiscal years beginning after June 15, 2000. Effective January 1, 2001 Grohe adopted SFAS No. 133 as amended by SFAS No. 137 »Accounting for Derivative Instruments and Hedging Activities – Deferral of the effective Date of FASB Statement No. 133« and SFAS No. 138 »Accounting for certain Derivative Instruments and certain Hedging Activities«. SFAS No. 133 requires that all derivative instruments be recorded in the consolidated balance sheet at fair value. Changes in the fair value of derivatives shall be recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of SFAS No. 133 and SFAS No. 138 did not have a material effect on the Company's financial statements.

The amounts reported in the consolidated balance sheets for cash and cash equivalents, trade receivables, accounts payable, accrued expenses and short-term debt approximate fair value based on the short-term maturity of these instruments. The amounts included in the consolidated balance sheets relating to the Company's long-term debt to banks generally approximates fair value since the various interest rates on such long-term debt obligations either approximate the current market interest rates or are in fact variable short-term interest rates. Shareholder loans and loans due to related parties bear an interest lower than market; therefore, interest has been imputed at an appropriate rate and the loans are recorded at fair value.

The Company is exposed to risks from changes in interest rates due to its use of financial instruments such as bonds and long-term debt to banks. Grohe uses interest rate derivatives to reduce the risk of interest rate changes on the Company's cash flow.

The Company is in business in approximately 130 countries outside the European Union and operates in more than 10 currencies. During the year ended December 31, 2001, approximately 30% of the Company's revenues came from sources outside the euro currency zone. Since production costs are mainly measured in euro the risk from foreign currency exposure is essentially related to sales denominated in foreign currencies. The currency exposure relates primarily to the US Dollar and to a lesser extend to the Japanese Yen and British Pound, resulting from sales to the United States, the Middle and Far East, Japan, and the United Kingdom. Currency exposure from sales in other currencies is insignificant.

It is the Company's exchange risk management policy to mitigate the economic risk from exchange rate fluctuations on foreign currency denominated sales by entering into hedging transactions. The Company reduces the risk on cash flows from anticipated sales and accounts receivables in foreign currencies by entering foreign currency derivative contracts to sell the foreign currency amounts which will be received from sales in foreign currencies at a fixed euro to foreign currency exchange rate. This policy has been set up to enable management to plan future euro cash flows over a period of approximately six to twelve months.

Derivative instruments are not designated as accounting hedges of specific assets, liabilities, or firm commitments. Derivative instruments are therefore marked to market and any resulting gain or loss was recognized in income.

Revenue recognition

Revenues are mainly generated through sales of finished products and further through sales of goods purchased for resale.

Revenues from the sales of finished products and goods purchased for resale are recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, the price for the transaction is fixed or determinable, and collectability is reasonably assured. Revenues are recognized net of sales incentives such as discounts, customer bonuses and rebates granted. Sales incentives are recognized as a reduction of revenue at the later of (1) the date at which the related revenue is recorded or (2) the date the sales incentive is offered. Shipping and handling fees billed to customers, if any, are recognized as revenues when the goods are shipped. Shipping costs are classified as selling costs and amounted to € 14,458, € 13,828, € 5,805 and € 6,837 for the years ended December 31, 2001 and 2000, the period from inception to December 31, 1999 and the seven months ended July 31, 1999, respectively. Costs incurred for handling are recorded as selling expense and amounted to € 10,100, € 9,228, € 3,565 and € 4,493 for the years ended December 31, 2001 and 2000, the period from inception to December 31, 1999 and the seven months ended July 31, 1999, respectively. Costs for warranty and similar constructive obligations are provided for.

Research and development costs

Research and development costs relate to the development of new products, the enhancement of existing products for international markets and development of process-based concepts with the aim of shortening product supply time.

Advertising costs

Advertising costs are expensed as incurred. Advertising costs were € 40,618, € 36,212, € 13,309 and € 19,977 for the years ended December 31, 2001 and 2000, the period from inception to December 31, 1999 and the seven months ended July 31, 1999, respectively.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrated credit risks consist primarily of cash and trade receivables. Concentration of credit risk with respect to accounts receivable is limited because a large number of customers in the individual sales regions make up the companies customer base, thus spreading the credit risk. The counterparties for financial instruments are major financial institutions. Although in case of failure of these financial institutions the theoretical risk is the replacement cost of the estimated fair value of the financial instruments, management believes, that the risk of incurring losses is remote and that such losses, if any, would be immaterial.

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141 »Business Combinations« and SFAS No. 142 »Goodwill and Other Intangible Assets«. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 121 »Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of« and subsequently, SFAS No. 144 after its adoption (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS No. 142 until its life is determined to no longer be indefinite.

GROHE adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Goodwill acquired in business combinations before July 1, 2001, and intangible assets with indefinite useful lives acquired before July 1, 2001, were amortized until December 31, 2001.

SFAS No. 142 requires GROHE to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption.

In connection with the transitional impairment evaluation, SFAS No. 142 requires GROHE to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, GROHE is currently (1) identifying its reporting units, (2) determining the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (3) determining the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in GROHE's statement of operations. Because of the extensiveness of the efforts needed to comply with the adoption of these statements, it is not practicable to reasonably estimate the impact on GROHE's financial statements. Had the Company adopted SFAS No. 142 at January 1, 2001 the Company would not have recorded a goodwill amortization charge of € 35,758.

In June 2001, the FASB issued SFAS No. 143 »Accounting for Asset Retirement Obligations«. The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. GROHE expects to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on GROHE's financial statements.

In August 2001, the FASB issued SFAS No. 144, »Accounting for the Impairment or Disposal of Long-Lived Assets«. SFAS No. 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed of. SFAS No. 144 requires the depreciable life of an asset to be abandoned be revised. SFAS No. 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS No. 144 is effective January 1, 2002. The adoption of SFAS No. 144 is not expected to have a material impact on GROHE's financial statements.

4. OTHER EXPENSE

Other expense is comprised of the following:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Seven months ended July 31, 1999 € '000
Professional services	4,071	4,062	3,839	0
Real estate transfer tax	0	3,579	0	0
Currency losses	3,314	844	1,752	1,463
Miscellaneous	2,443	3,989	1,233	2,385
	9,828	**12,474**	**6,824**	**3,848**

5. INCOME TAXES

The geographic components of income (loss) before income taxes, minority interests and extraordinary items are as follows:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Seven months ended July 31, 1999 € '000
Income (loss) before income taxes, minority interests and extraordinary items				
Germany	(76,846)	(66,582)	(35,650)	45,077
Foreign	41,828	22,275	2,337	14,684
	(35,018)	**(44,307)**	**(33,313)**	**59,761**

The income tax expense (benefit) consists of the following:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Seven months ended July 31, 1999 € '000
Current taxes				
Germany	1,348	6,231	(5,702)	29,082
Foreign	16,942	10,858	1,942	6,507
	18,290	**17,089**	**(3,760)**	**35,589**
Deferred taxes				
Germany	(25,490)	(47,279)	(7,568)	(2,371)
Foreign	1,372	1,837	102	14
	(24,118)	**(45,442)**	**(7,466)**	**(2,357)**
	(5,828)	**(28,353)**	**(11,226)**	**33,232**

Until December 31, 2000 German corporate tax law applied a split-rate with regard to the taxation of the income of a corporation. A higher »undistributed« tax rate is applied to income generated but not distributed to shareholders. In accordance with the tax law in effect for the year ended December 31, 2000, the period from inception to December 31, 1999 and the seven months ended July 31, 1999, income is initially subject to a Federal corporate tax rate of 40.0% plus solidarity surcharge of 5.5% on Federal taxes payable. Taking the impact of the surcharge into consideration the Federal corporate income tax rate amounts to 42.2%. Upon distribution, the Company is entitled to a tax refund for the difference between the undistributed and the lower »distributed« tax rate of 30.0%. Taking the impact of the surcharge into consideration the Federal corporate income tax rate amounts to 31.7% for distributed earnings.

Prior to calculating corporate tax, trade tax on income is to be deducted from the taxable income. Trade tax rates vary from city to city. The weighted average tax rate for trade taxes applicable for GROHE is 16.0%. Including the expense effect of the trade tax on corporate income tax the combined tax rate amounts to 51.4% for undistributed income and 42.6% for distributed income.

The Company recorded deferred taxes at the undistributed tax rate for the period from inception to December 31, 1999 and seven months ended July 31, 1999. A tax credit is recorded for differences between the undistributed and distributed tax rates in the period in which income is distributed to shareholders, and the related deduction is claimed on the Company's tax return.

In October 2000, the German parliament passed a new legislation that reduces the corporate income tax rate for all corporations in Germany from 40.0% to 25.0% effective January 1, 2001. The lower rate for distributed profits was abolished. Including the impact of the solidarity surcharge the enacted Federal corporate income tax rate amounts to 26.4% effective January 1, 2001. Including trade tax the total income tax rate for years subsequent to December 31, 2000 is assumed to be 38.2%.

The tax rate of 38.2% was applied to determine applicable deferred tax assets and deferred tax liabilities of GROHE's domestic subsidiaries as of December 31, 2001 and 2000.

A reconciliation of income taxes determined using the German corporate tax rate of 26.4% plus the rate for trade taxes of 11.8% taking the respective tax deductibility for corporate taxes into consideration resulting in a combined statutory rate of 38.2% for the year ended December 31, 2001 and a reconciliation of income taxes determined using the German corporate tax rate of 42.2% plus the rate for trade taxes of 9.2% taking the respective tax deductibility for corporate tax benefits into consideration resulting in a combined statutory rate of 51.4% for the year ended December 31, 2000, the period from inception to December 31, 1999 and the seven months ended July 31, 1999 is as follows:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 € '000	**Year ended December 31, 2000 € '000**	**Period from inception to December 31, 1999 € '000**	**Seven months ended July 31, 1999 € '000**
Expected income tax expense (benefit)	**(13,377)**	**(22,773)**	**(17,123)**	**30,717**
Effect of change in German tax laws 2000	0	(13,304)	0	0
Tax benefit from change in tax status of subsidiaries	(2,855)	0	0	0
Tax effects from dividend distributions from German subsidiaries	(2,228)	(2,621)	0	0
Foreign tax rate differential, net	(976)	(3,041)	(412)	(1,012)
Amortization of non-tax deductible goodwill	9,343	11,198	4,834	3,766
Effect of other non-tax deductible expenses	4,145	3,325	1,176	0
Changes in valuation allowances on deferred tax assets	652	0	0	0
Other	(532)	(1,137)	299	(239)
Actual income tax expense (benefit)	**(5,828)**	**(28,353)**	**(11,226)**	**33,232**

Deferred tax assets and liabilities are summarized as follows:

	December 31, 2001 € '000	December 31, 2000 € '000
Inventories	7,184	7,486
Pension liabilities	8,409	8,990
Other accrued liabilities	4,587	5,763
Derivatives	3,663	875
Net operating loss carryforwards	39,353	23,517
Tax credit carryforwards	0	1,950
Other	1,492	678
Valuation allowances	(4,711)	(4,059)
Deferred tax assets	**59,977**	**45,200**
Property, plant and equipment	(13,068)	(16,364)
Intangible assets	(63,476)	(65,080)
Derivatives	(548)	(3,055)
Debt issuance cost	(3,234)	(3,761)
Loans	(52,199)	(53,205)
Other	(542)	(1,015)
Deferred tax liabilities	**(133,067)**	**(142,480)**
Net deferred tax liabilities	**(73,090)**	**(97,280)**

At December 31, 2001 and 2000, the GROHE Group had corporate tax net operating loss carryforwards of € 147,179 and € 91,751, German trade tax net operating loss carryforwards of € 616 and € 1,616, and Portuguese investment tax credit carryforwards of € 0 and € 6,493, respectively. The deferred tax assets, which have been set up for these net operating loss and tax credit carryforwards, have been reduced by a valuation allowance if it is more likely than not, that some portion or all of the deferred tax asset will not be realized in the future.

Net deferred income tax assets and liabilities in the consolidated balance sheets are as follows:

	December 31, 2001 € '000	December 31, 2000 € '000
Deferred tax assets		
Current	8,081	5,709
Noncurrent	1,866	2,785
	9,947	**8,494**
Deferred tax liabilities		
Noncurrent	(83,037)	(105,774)
Net deferred tax liabilities	**(73,090)**	**(97,280)**

The income tax expense (benefit) consists of the following:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Seven months ended July 31, 1999 € '000
Income tax expense (benefit) before extraordinary items	(5,828)	(28,353)	(11,226)	33,232
Income tax benefit of extraordinary items	0	(1,767)	0	0
Income tax benefit on additional minimum pension liability	(142)	0	0	0
	(5,970)	**(30,120)**	**(11,226)**	**33,232**

As of December 31, 2001 and 2000 GROHE provided additional German corporate income tax of € 510 and € 115 on undistributed retained earnings of € 17,528 and € 8,410, respectively, in foreign subsidiaries on future payout of these foreign earnings as dividends because these earnings are not intended to be permanently reinvested in those operations. No foreign withholding taxes are applicable to these retained earnings.

As of December 31, 2001 and 2000 GROHE did not provide income taxes or foreign withholding taxes on € 41,880 and € 26,757, respectively, in retained earnings of foreign subsidiaries because these earnings are intended to be indefinitely reinvested in those subsidiaries.

6. EXTRAORDINARY LOSS

The extraordinary loss of € 3,008 (€ 4,775 net of applicable income taxes of € 1,767) recorded for the year ended December 31, 2000, relates to the early extinguishment of long-term debt to banks in November 2000 (Note 14). There were no extraordinary items to be recorded for the year ended December 31, 2001, the period from inception to December 31, 1999 and the seven months ended July 31, 1999.

7. INVENTORIES

Inventories at December 31, 2001 and 2000 were comprised as follows:

	December 31, 2001 € '000	December 31, 2000 € '000
Raw materials and supplies	28,598	29,992
Work in process	24,804	32,948
Finished goods and goods purchased for resale	56,178	68,692
	109,580	**131,632**

8. OTHER CURRENT ASSETS

Other current assets consist of the following:

	December 31, 2001 € '000	December 31, 2000 € '000
Tax receivables	17,313	67,826
Land held for sale	5,881	0
Currency and interest rate derivatives	1,435	8,658
Receivables from vendors	937	1,242
Receivables from sale of land	1,023	1,023
Prepayments on inventory	931	378
Miscellaneous	2,428	2,853
	29,948	**81,980**

As of December 31, 2000 tax receivables include income tax refunds of € 49,340 with respect to changes in tax status of subsidiaries (Note 2). These tax refunds were received by the Company in July 2001 and used for repayments of long-term debt to banks.

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	December 31, 2001 € '000	December 31, 2000 € '000
Cost		
Land, buildings and improvements	152,498	157,370
Plant and machinery	94,995	83,112
Other factory and office equipment	104,449	88,901
Advances and construction in process	7,231	8,477
	359,173	**337,860**
Accumulated depreciation		
Land, buildings and improvements	16,375	9,857
Plant and machinery	53,238	30,232
Other factory and office equipment	55,074	33,335
	124,687	**73,424**
Carrying amount		
Land, buildings and improvements	136,123	147,513
Plant and machinery	41,757	52,880
Other factory and office equipment	49,375	55,566
Advances and construction in process	7,231	8,477
	234,486	**264,436**

Depreciation expense incurred is as follows:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Seven months ended July 31, 1999 € '000
Land, buildings and improvements	6,518	7,198	2,659	3,258
Plant and machinery	23,006	22,354	8,108	4,936
Other factory and office equipment	24,554	26,338	13,106	10,186
	54,078	**55,890**	**23,873**	**18,380**

10. INTANGIBLE ASSETS

Intangible assets consist of the following:

	December 31, 2001 € '000	December 31, 2000 € '000
Cost		
Goodwill	536,153	534,896
Tradename	290,115	289,967
Software and other intangible assets	15,346	10,987
	841,614	**835,850**
Accumulated amortization		
Goodwill	83,598	47,750
Tradename	44,111	24,771
Software and other intangible assets	8,080	4,870
	135,789	**77,391**
Carrying amount		
Goodwill	452,555	487,146
Tradename	246,004	265,196
Software and other intangible assets	7,266	6,117
	705,825	**758,459**

Amortization expense incurred is as follows:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Seven months ended July 31, 1999 € '000
Goodwill	35,758	35,397	12,413	7,360
Tradename	19,341	19,124	5,647	0
Software	3,372	3,588	1,282	850
	58,471	**58,109**	**19,342**	**8,210**

11. OTHER NONCURRENT ASSETS

Other noncurrent assets consist of the following:

	December 31, 2001 € '000	December 31, 2000 € '000
Debt issuance cost	19,043	23,114
Receivable from sale of land	0	1,023
Deposits	1,282	820
Miscellaneous	1,519	2,177
	21,844	**27,134**

Cost related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt using the effective interest method. Amortization charges of capitalized debt issuance costs were € 4,071, € 4,384, € 2,115 and € 0 for the years ended December 31, 2001 and 2000, the period from inception to December 31, 1999 and the seven months ended July 31, 1999, respectively. Estimated future amortization charges are as follows: 2002, € 3,494; 2003, € 3,256; 2004, € 2,839; 2005, € 2,285; 2006, € 1,627; thereafter, € 5,542. The various recorded debt issuance costs relate to long-term debt to banks, shareholders, related parties, and to the bonds and are amortized over the respective lives.

12. SHORT-TERM DEBT

Short-term debt to banks

Short-term debt to banks is comprised of two short-term loans denominated in Japanese Yen of Grohe Japan, Ltd. The interest rates for these loans were 0.89% and 1.12% at December 31, 2001 and 1.30% and 1.34% at December 31, 2000. The weighted average interest rate on short-term debt to banks was 0.94% and 1.33% at December 31, 2001 and 2000, respectively.

Credit facilities

At December 31, 2001 and 2000 the Company had € 30,051 and € 67,117 of available lines of credit with several banks of which € 30,051 and € 65,772 were unused. An amount of € 51,129 of the credit lines as of December 31, 2000 represented Facility E, which expired on March 28, 2001 and has been renewed in January 2002 (see Note 22). Under the respective credit arrangements, the Company has the option to borrow amounts for general purposes. Interest rates for the major credit facilities were 7.0% to 8.5% and 7.2% at December 31, 2001 and 2000, respectively. Regarding the covenants relating to the senior credit facility we refer to Note 14. € 1,346 of credit lines were used for contingent liabilities at December 31, 2000.

13. OTHER ACCRUED EXPENSES AND CURRENT LIABILITIES

Other accrued expenses and current liabilities are comprised of the following:

	December 31, 2001 € '000	December 31, 2000 € '000
Customer bonuses and rebates	43,687	39,936
Accrued payroll and personnel related expenses	30,105	36,462
Accrued interest on long-term debt and bonds	10,576	17,627
Other taxes	10,644	10,193
Warranty and service costs	8,534	8,157
Credit balances in receivables	3,479	4,857
Outstanding invoices	4,800	3,963
Accrued fees for professional services	3,280	2,695
Liabilities to independent sales agents	2,797	2,567
Liabilities from currency and interest rate derivatives	9,536	2,959
Environmental remediation liabilities	307	1,023
Other	9,746	15,283
	137,491	**145,722**

14. LONG-TERM DEBT

A) Long-term debt to banks

Long-term debt to banks is as follows:

	Secured	December 31, 2001 € '000	December 31, 2000 € '000
Senior bank loan facilities A - C maturing December 30, 2006 with principal payments each year and interest payable at 2.25% (A and B) and 2.50% (C) above EURIBOR	a)	123,199	202,961
Senior bank loan facility D maturing December 30, 2006 with principal payments each year and interest payable at 2.25% and 2.00% above EURIBOR prior and subsequent to October 29, 2001	b)	208,096	230,081
Supplementary bank loan maturing December 30, 2007 with interest payable at 3.00% above EURIBOR	c)	76,694	76,694
Bank loans of subsidiaries maturing between 2003 and 2018 with interest payable at 4.95% to 7.25% and 5.00% to 8.30% at December 31, 2001 and 2000, respectively	d)	23,919	29,272
Total long-term debt to banks		**431,908**	**539,008**
Less current maturities of long-term debt to banks		52,707	105,289
Long-term debt to banks		**379,201**	**433,719**

By entering into swap and collar agreements that became effective during the year 2000 with a total volume of € 526,631, the Company exchanged the short-term variable rate related to the bank debt for a long-term variable rate with a capped total interest rate. The volume of the interest rate derivatives decreases with the amortization of the related senior debt until the swaps and the collar mature on July 28, 2004 and July 29, 2004, respectively. At December 31, 2001 the total interest rate derivatives volume was at € 410,055.

All of the above loans are denominated in € except for the following. The bank loans of Grohe Siam, Ltd. included above in »bank loans of subsidiaries« in an amount of € 7,324 and € 7,802 at December 31, 2001 and 2000, respectively, were payable in Thailand Baht. Bank loans of Friedrich Grohe Portugal, Componentes Sanitários, Lda., included above in »bank loans of subsidiaries« in an amount of € 2,613 at December 31, 2000, were payable in Portuguese Escudos.

Securitization

a) first ranking secured by Grohe Beteiligungs GmbH & Co. KG's present or future limited partnership interest in Friedrich Grohe AG & Co. KG with a carrying value of € 670,493 and € 746,260, its 25% ownership interest in Grohe A/S with a carrying value of € 52 and € 59, its shares in Friedrich Grohe Geschäftsführungs AG with a carrying value of € 55 and € 66, all claims from its interest rate derivatives and its escrow account of € 29,950 and € 37,617 at December 31, 2001 and 2000, respectively.

b) secured by mortgages of € 19,083 and € 20,523 on properties of Friedrich Grohe AG & Co. KG, mortgages of € 91,931 and € 95,488 on properties of domestic subsidiaries of Friedrich Grohe AG & Co. KG, the assignment as security of movable tangible assets of € 24,735 and € 30,679 and inventories of € 24,647 and € 28,662 of Friedrich Grohe AG & Co. KG, the blanket assignment of all trade receivables of Friedrich Grohe AG & Co. KG and Grohe Deutschland Vertriebs GmbH of € 199,549 and € 194,841, including receivables from group companies, the assignment as security of all patents, brands and other industrial property rights of Friedrich Grohe AG & Co. KG of € 246,004 and € 265,196, all shares in domestic subsidiaries held directly by Friedrich Grohe AG & Co. KG with a carrying value of € 362,420 and € 350,628 and almost all shares in the foreign subsidiaries held directly by Grohe International GmbH with a carrying value of € 174,517 and € 162,788 at December 31, 2001 and 2000, respectively.

c) second ranking secured by Grohe Beteiligungs GmbH & Co. KG's present or future limited partnership interest in Friedrich Grohe AG & Co. KG with a carrying value of € 670,493 and € 746,260, its 25% ownership interest in Grohe A/S with a carrying value of € 52 and € 59, its shares in Friedrich Grohe Geschäftsführungs AG with a carrying value of € 55 and € 66, all claims from its interest rate derivatives and its escrow account of € 29,950 and € 37,617 at December 31, 2001 and 2000, respectively.

d) mainly secured by mortgages on properties of subsidiaries of € 25,788 and € 27,121 at December 31, 2001 and 2000, respectively.

In November 2000, GROHE extinguished the junior, mezzanine and subordinated bank loans by refinancing those loans through (a) the issuance of bonds and (b) the supplementary bank loan. The original maturity dates of the junior, mezzanine and subordinated bank loans were December 30, 2006, July 31, 2002 and February 4, 2001, respectively. The refinancing represented an early extinguishment of debt. The unamortized amount of the related debt issuance cost was written off and recognized as an extraordinary loss of € 4,775 less income taxes of € 1,767.

Covenants

The senior credit facility and the supplementary facility contain customary operating and financial covenants, including, without limitation:

- requirement to maintain minimum ratios of Weighted Consolidated EBITDA to Consolidated Net Finance Charges, each as defined in the senior credit facility and the supplementary facility;
- the requirement to maintain Minimum Consolidated EBITDA, as defined in the senior credit facility and the supplementary facility;
- maximum ratios of Net Total Debt I, as defined in the senior credit facility and the supplementary facility, to Weighted Consolidated EBITDA, and Net Total Debt II, as defined in the senior credit facility and the supplementary facility, to Weighted Consolidated EBITDA; and
- limits on capital expenditures.

In addition, the senior credit facility and the supplementary facility include covenants relating to limitations on

- sales and other disposals;
- indebtedness;
- acquisitions;
- investments; and
- hedging.

As of December 31, 2001 and 2000 the Company was in compliance with above covenants.

Contingent principal payments on the senior and supplementary credit facilities

Mandatory prepayment in full is required if there is a material alteration of the corporate structure of Grohe Holding, including:

- The shareholders of Grohe Holding cease to own or hold in the aggregate less than 51% of the capital or voting rights to Grohe Holding;
- Grohe Holding ceases to own or hold all shares in Grohe Consult GmbH;
- Grohe Beteiligungs GmbH & Co. KG ceases to own 99% of the capital or the voting rights in Friedrich Grohe;
- Grohe Holding ceases to be the sole general partner of Grohe Beteiligungs GmbH & Co. KG or Grohe Consult GmbH ceases to be the sole limited partner of Grohe Beteiligungs GmbH & Co. KG; or
- Grohe Beteiligungs GmbH & Co. KG ceases to own or hold all shares in Friedrich Grohe Geschäftsführungs AG.

Certain mandatory partial prepayments are required to be made, including:

- 100% of the Excess Cash Flow of Grohe Beteiligungs GmbH & Co. KG in any fiscal year, as defined in the senior credit facility and the supplementary facility;
- 75% of GROHE Group Excess Cash Flow of Friedrich Grohe AG & Co. KG and its consolidated subsidiaries in any fiscal year, as defined in the senior credit facility and the supplementary facility;
- any amounts received by Grohe Beteiligungs GmbH & Co. KG or Friedrich Grohe AG & Co. KG in connection with a refund of taxes other than amounts received by way of an assignment of corporate tax refund claims from Grohe Holding to Grohe Beteiligungs GmbH & Co. KG up to an amount of € 49,544 (on July 24, 2001 the Company received a tax refund of € 49,340. This tax refund was used for a principal payment on the senior bank loans of € 23,520 on July 30, 2001 and for a further principal payment on the senior bank loans of € 25,820 on August 30, 2001);
- any amounts received by Grohe Beteiligungs GmbH & Co. KG or Friedrich Grohe AG & Co. KG under an insurance policy, unless applied within three months against the loss for which such amounts were received; or
- proceeds from asset sales by Grohe Beteiligungs GmbH & Co. KG or Friedrich Grohe AG & Co. KG, other than in the ordinary course of business, not immediately reinvested in replacement assets.

Pursuant to an intercreditor agreement governing the relative rights of the lenders under the senior credit facility and the supplementary facility, the lenders under the supplementary facility have agreed to subordinate their right to payment to the right of payment, including partial prepayment, of the lenders under the senior facility.

B) Bonds

On November 13, 2000 Grohe Holding GmbH issued a debenture (»bonds«) totaling € 200,000. The bonds were issued at the nominal value of € 1 or in multiples of € 1 and are due at par on November 15, 2010. The bonds bear 11.5% interest per year. Interest payments are made on May 15 and November 15 of each year. Accrued interest of € 3,250 and € 3,067 as of December 31, 2001 and 2000, respectively, were included in current liabilities.

The bonds are subordinated to any indebtedness incurred under the senior credit facility and the supplementary facility. The indenture includes certain rules regarding an early redemption of the notes. The indenture describes certain criteria that have to be met in order to avoid an Event of Default. Certain deadlines regarding the timely provision of consolidated financial statements in accordance with US GAAP for the year ended December 31, 2000 to the trustee and the noteholders as well as the timely filing of a registration statement with the U.S. Securities and Exchange Commission (SEC) were not met by the Company. However, a default under the related clause does not constitute an event of default prior to a notification by the trustee and the failure to remedy such default within the time specified in the indenture agreement after receipt of such notice.

The bonds provide for penalty interest in the event that certain requirements have not been met at the specified dates. The penalty interest rate starts at 0.5% and increases to a maximum of 1.5%. As a consequence of the failure to meet above deadlines GROHE has been continuously subject to additional interest since May 14, 2001 and at December 31, 2001 interest on the bonds was 13.0%.

GROHE's last remaining default has been cured upon the effectiveness of its registration statement with the SEC on February 22, 2002.

C) Long-term debt to shareholders and long-term debt to related parties

In July 1999 shareholders and related parties of Grohe Holding have provided the Company with loans totaling E 259,225.This amount bears a nominal interest at a rate of 5% per year. Originally, principal and interest payments were not due prior to the complete settlement of all claims of the creditors under the senior and junior credit facility in December 2006. In the course of the issuance of the bonds in November 2000, principal and interest payments were subordinated to the repayment of the bonds and supplementary facility until November 2010.

As the loans carry a rate of interest less than market rate, interest has been imputed using a discount rate of 11.5% to arrive at the loans' net present value of € 158,680 at July 31, 1999.The cash provided of € 259,225 in excess of the imputed long-term debt to shareholders and related parties balance (€ 158,680) has been recorded as a credit to additional paid-in capital (€ 48,865) and a credit to deferred taxes (€ 51,680).

Due to the subordination of these loans from shareholders and related parties to the bonds and supplementary facility, the debt instrument has substantially different terms such that the modification has to be accounted for in a manner like an early extinguishment of debt.

The difference in net present values of the original debt instrument (€ 183,015 at November 15, 2000) and the debt instrument after the aforementioned modification (€ 136,694 at November 15, 2000) has been recorded as a credit to additional paid in capital (€ 28,626) and a credit to deferred taxes (€ 17,695).

In July 2001 Cornelius Geber and Dr. Hellmut Albrecht became shareholders of the Company (Note 16) and provided the Company with additional shareholder loans of € 378. Principal and interest payments are subordinated to the repayment of the bonds and supplementary facility until November 2010. As the loans bear a nominal interest at a rate of 5% per year, which is less than the market rate, interest has been imputed using a discount rate of 11.5% to arrive at the loans net present value of € 200. The difference of € 178 between the cash provided of € 378 and the net present value of the loans of € 200 has been recorded as a credit to additional paid in capital (€ 110) and a credit to deferred taxes (€ 68).

Long-term debt to related parties at December 31, 2001 and 2000 is comprised as follows:

	December 31, 2001 € '000	December 31, 2000 € '000
BC Funds, Channel Islands	60,600	54,350
Teabar Capital Corp., Toronto, Canada	33,167	29,746
Capital d'Amerique CDPQ, Montreal, Canada	25,436	22,813
Dr. Hellmut Albrecht	174	0
Cornelius Geber	38	0
Total related parties	**119,415**	**106,909**

Long-term debt to shareholders at December 31, 2001 and 2000 is comprised as follows:

	December 31, 2001 € '000	December 31, 2000 € '000
BdW GmbH & Co. KG, Frankfurt, Germany	8,738	7,837
HVB-Offene Unternehmensbeteiligungs AG (previously known as HVB Unternehmens-Beteiligungs GmbH), Munich, Germany	8,738	7,837
South Light Investment Pte Limited, Singapore	8,738	7,837
HarbourVest III-Direct Fund L.P., Delaware, USA	5,242	4,701
Crescat Equity 1 Beteiligung GmbH & Co. KG, Hamburg, Germany	2,035	1,825
Laranjedo Servicios e Gestao Lda., Madeira, Portugal	1,747	1,567
Michel Guillet, Paris, France	103	92
Patrice Hoppenot, La Celle Saint Coud, France	51	46
Raymond Svider, Paris, France	51	46
Celia Guillet, Paris, France	2	2
Edouard Guillet, Paris, France	2	2
Vincent Festquet, Paris, France	1	1
Remi Terrail, Paris, France	1	1
Total shareholders	**35,449**	**31,794**

D) Capital Leases

Office equipment includes computer hardware and telecommunication equipment under capital lease agreements of € 4,809 and € 5,081 as of December 31, 2001 and 2000, respectively. Accumulated depreciation includes depreciation of computer hardware and telecommunication equipment under capital lease agreements of € 2,847 and € 1,975 at December 31, 2001 and 2000, respectively. Depreciation expense on assets under capital lease agreements were € 1,556, € 1,547, € 528, and € 619 for the years ended December 31, 2001 and 2000, the period from inception to December 31, 1999 and the seven months ended July 31, 1999, respectively.

Total minimum lease payments under the above capital lease contracts are comprised as follows:

	€ '000
2002	1,660
2003	583
2004	101
2005	15
2006	9
Thereafter	0
Total minimum lease payments	**2,368**
Less: amount representing interest	192
Present value of capital lease obligations	**2,176**
Current portion	1,519
Long-term portion	657

Lease terms range from 24 to 60 months.

E) Future Maturities of Long-term Debt

Financial liabilities maturing during the next five years and thereafter are as follows:

	Bank Debt € '000	Bond € '000	Long-term debt to related parties and shareholders € '000	Capital Leases € '000	Total € '000
2002	52,707	0	0	1,519	54,226
2003	69,256	0	0	545	69,801
2004	83,498	0	0	93	83,591
2005	83,522	0	0	11	83,533
2006	138,724	0	0	8	138,732
Thereafter	4,201	200,000	154,864	0	359,065
Total long-term debt	**431,908**	**200,000**	**154,864**	**2,176**	**788,948**

15. PENSION LIABILITIES

The Company respectively its predecessor Friedrich Grohe AG (Note 2) maintains a number of unfunded pension plans, covering substantially all German full-time employees. The plans provide for payment of retirement benefits and certain disability and survivors benefits. After meeting certain qualifications, an employee acquires a vested right for future benefits. In most cases, the benefits payable are determined on the basis of an employee's length of service, earnings and ranking. Additionally the Company maintains a funded pension plan for its employees in the United States.

The Projected Benefit Obligation (PBO) developed as follows:

	December 31, 2001 € '000	December 31, 2000 € '000
Projected benefit obligation at beginning of year	**140,776**	**131,702**
Foreign currency exchange rate changes	193	280
Service cost	5,151	5,234
Interest cost	8,770	8,367
Settlements / Curtailments	(5,358)	0
Plan amendments	142	0
Actuarial (gains) losses	5,913	(133)
Benefits paid	(4,587)	(4,674)
Projected benefit obligation at end of year	**151,000**	**140,776**

The Accumulated Benefit Obligation (ABO) totaled € 132,112 and € 121,257 on December 31, 2001 and 2000.

Changes in plan assets relate only to the funded US pension plan and were as follows:

	December 31, 2001 € '000	December 31, 2000 € '000
Fair value of plan assets at beginning of year	**2,410**	**2,618**
Foreign currency exchange rate changes	130	205
Actual return on plan assets	(227)	41
Employer contributions	336	418
Actual benefit payments	(141)	(872)
Fair value of plan assets at end of year	**2,508**	**2,410**

A reconciliation of the funded status to the amounts recognized in the consolidated balance sheets is as follows:

	December 31, 2001 € '000	December 31, 2000 € '000
Funded status*)	(148,492)	(138,366)
Unrecognized prior service cost	878	838
Unrecognized actuarial (gains) losses	6,091	(236)
Net amount recognized	**(141,523)**	**(137,764)**

*) Difference between the projected benefit obligation and the fair value of plan assets.

Amounts recognized in the consolidated balance sheets consist of:

	December 31, 2001 € '000	December 31, 2000 € '000
Prepaid pension cost	0	87
Accrued pension liability	(142,176)	(137,851)
Intangible assets	286	0
Accumulated other comprehensive income	367	0
Net amount recognized	**(141,523)**	**(137,764)**

The assumptions used in calculating the actuarial values for the German pension plans are as follows:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 %	Year ended December 31, 2000 %	Period from inception to December 31, 1999 %	Seven months ended July 31, 1999 %
Discount rate	6.00	6.25	6.25	5.50
Rate of compensation increase	3.00	3.00	3.00	2.50
Increase in social security ceiling	3.00	3.00	3.00	2.50
Cost of living	2.00	2.00	2.00	1.50

The assumptions used in calculating the actuarial values for the US pension plan are as follows:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 %	Year ended December 31, 2000 %	Period from inception to December 31, 1999 %	Seven months ended July 31, 1999 %
Discount rate	6.50	6.75	6.75	6.75
Rate of compensation increase	5.00	5.00	5.00	5.00
Expected Return on Assets	8.00	8.00	8.00	8.00

Net periodic pension cost for the years ended December 31, 2001 and 2000, the period from inception to December 31, 1999 and the seven months ended July 31, 1999 comprised the following:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Seven months ended July 31, 1999 € '000
Service cost	5,151	5,233	2,241	2,828
Interest cost	8,770	8,367	3,315	4,128
Expected return on plan assets	(187)	(247)	(52)	(73)
Amortization of unrecognized transition amount	0	0	0	1,020
Amortization of unrecognized losses	58	47	0	0
Amortization of prior service cost	109	109	0	0
Gain from curtailment	(5,358)	0	0	0
Net periodic pension cost	**8,543**	**13,509**	**5,504**	**7,903**

16. SHAREHOLDERS' EQUITY

Share capital

As Grohe has been established in the legal form of a GmbH according to the German Liability Companies Act (GmbH Gesetz), its equity is not represented by a number of equal shares.

GROHE shareholders and their respective shares in nominal amounts and as percentages at December 31, 2001 and 2000 are presented in the following table:

	December 31, 2001		December 31, 2000	
Shareholder	**€ '000**	**%**	**€ '000**	**%**
Teabar Capital Corp., Toronto, Canada	10,723	21.02	10,723	21.07
Capital d'Amerique CDPQ, Montreal, Canada	8,224	16.12	8,224	16.18
BdW GmbH & Co. KG, Frankfurt, Germany	2,825	5.54	2,825	5.55
HVB-Offene Unternehmens-beteiligungs-AG (previously known as HVB Beteiligungs GmbH), Munich, Germany	2,825	5.54	2,825	5.55
South Light Investment Pte Limited, Singapore	2,825	5.54	2,825	5.55
BC European Capital VI-1, Channel Islands	1,837	3.60	1,837	3.61
BC European Capital VI-2, Channel Islands	1,837	3.60	1,837	3.61
BC European Capital VI-3, Channel Islands	1,837	3.60	1,837	3.61
BC European Capital VI-9, Channel Islands	1,812	3.56	1,812	3.56
BC European Capital VI-4, Channel Islands	1,804	3.54	1,804	3.55
BC European Capital VI-5, Channel Islands	1,791	3.52	1,791	3.52
BC European Capital VI-6, Channel Islands	1,789	3.51	1,789	3.52
BC European Capital VI-10, Channel Islands	1,787	3.50	1,787	3.51
BC European Capital VI-7, Channel Islands	1,781	3.49	1,781	3.50
BC European Capital VI-8, Channel Islands	1,779	3.49	1,779	3.50
HarbourVest III-Direct Fund L.P., Delaware, USA	1,695	3.32	1,695	3.33
Crescat Equity 1 Beteiligung GmbH & Co. KG, Hamburg, Germany	658	1.29	658	1.29
Laranjedo Servicios e Gestao Lda., Madeira, Portugal	565	1.11	565	1.11
BC European Capital VI-12, Channel Islands	368	0.72	368	0.72

Shareholder	€ '000	December 31, 2001 %	€ '000	December 31, 2000 %
Peter Körfer-Schün, Dortmund, Germany	353	0.69	298	0.58
Dr. Klaus Hövermann, Hemer, Germany	0	0.00	298	0.58
Dr. Rainer Simon, Isernhagen, Germany	353	0.69	298	0.58
Detlef Spigiel, Gevelsberg, Germany	228	0.45	0	0.00
BC European Capital V-3, Channel Islands	179	0.35	179	0.35
BC European Capital V-5, Channel Islands	178	0.35	178	0.35
BC European Capital V-4, Channel Islands	176	0.34	176	0.35
BC European Capital V-1, Channel Islands	164	0.32	164	0.32
BC European Capital V-2, Channel Islands	164	0.32	164	0.32
BC European Capital V-6, Channel Islands	156	0.31	156	0.31
BC European Capital VI-11, Channel Islands	134	0.27	134	0.26
Dr. Hellmut Albrecht, München, Germany	60	0.12	0	0.00
Michel Guillet, Paris, France	33	0.07	33	0.07
BC European Capital VI-14, Channel Islands	17	0.03	17	0.03
Patrice Hoppenot, La Celle Saint Coud, France	17	0.03	17	0.03
Raymond Svider, Paris, France	17	0.03	17	0.03
Cornelius Geber, Hamburg, Germany	10	0.02	0	0.00
Celia Guillet, Paris, France	1	0.00	1	0.00
Edouard Guillet, Paris, France	1	0.00	1	0.00
Vincent Festquet, Paris, France	0	0.00	0	0.00
Remi Terrail, Paris, France	0	0.00	0	0.00
Total	**51,003**	**100.00**	**50,893**	**100.00**

Peter Körfer-Schün, Dr. Rainer Simon and Detlef Spigiel are officers of the Company. Dr. Hellmut Albrecht and Cornelius Geber are members of the advisory board of Grohe Geschäftsführungs AG. Dr. Klaus Hövermann has been an officer of the Company until June 2001.

Comprehensive income

The changes in the components of other comprehensive income are as follows:

	Successor (Note 2) Grohe Holding GmbH									Predecessor (Note 2) Friedrich Grohe AG		
	Year ended December 31, 2001 € '000			Year ended December 31, 2000 € '000			Period from inception to December 31, 1999 € '000			Seven months ended July 31, 1999 € '000		
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Foreign currency translation adjustment	1,765	0	1,765	3,902	0	3,902	5,912	0	5,912	1,574	0	1,574
Additional minimum pension liability	(367)	142	(225)	0	0	0	0	0	0	0	0	0
Total other comprehensive income	**1,398**	**142**	**1,540**	**3,902**	**0**	**3,902**	**5,912**	**0**	**5,912**	**1,574**	**0**	**1,574**

Retained earnings

Under the German Limited Liability Companies Act (GmbH-Gesetz), the amount of dividends available for distribution to shareholders is based on the earnings of Grohe Holding GmbH (parent company only) as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). In addition, dividend payments are restricted under the indenture related to the issuance of the bond. As a result of the above, no dividend distributions could be made as of December 31, 2001, 2000 and 1999.

Management participation contract

According to the management equity participation contract, management is obligated to transfer their participation to other shareholders on demand by BC Funds in case of certain conditions. These include, but are not limited to, different scenarios resulting in the termination of the employment of the members of the board of directors. Depending on the specific condition leading to a termination of the employment and the termination date, BC Funds is entitled to exercise a call option on the respective shares owned by the director either at fair market value of the share or the originally contributed amount plus imputed interest as specified in the management participation contract. In June 2001 the employment contract of Dr. Klaus Hövermann was terminated. In connection with this termination, the management participation of Dr. Klaus Hövermann was transferred at € 905 to Grohe Holding GmbH as of July 24, 2001. The treasury shares were transferred at € 1,002 to Detlef Spigiel, managing director of Grohe Holding, Dr. Hellmut Albrecht and Cornelius Geber, both members of the advisory board of Grohe Geschäftsführungs AG, in July 2001. This transaction resulted in an increase of additional paid in capital of € 97.

In August 2001 in the course of a shareholders agreement, share capital has been increased by € 110 through additional capital contributions by Peter Körfer-Schün and Dr. Rainer Simon, both managing directors of the Company, and Cornelius Geber member of the advisory board. Additional paid in capital totaled € 259. Payment of additional paid in capital of € 259 to be contributed by Peter Körfer-Schün and Dr. Rainer Simon is deferred until June 30, 2006. The amount due bears interest at 6% per year. The cumulative interest amounted to € 8 at December 31, 2001 and is due June 30, 2006. The subscription receivable includes € 259 deferred additional paid in capital and € 8 interest.

17. COMMITMENTS AND CONTINGENCIES

Purchase commitments

All purchase commitments are in the normal course of business, of current nature, and comprise the following:

	December 31, 2001 € '000	December 31, 2000 € '000
Raw material and supplies	96,085	78,542
Fixed assets	1,841	931
	97,926	**79,473**

Litigation

Concerning the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG, some minority shareholders have used various legal remedies to appeal against the conversion into a limited partnership.

Some minority shareholders have requested that the Upper Regional Court of Hamm order the commercial register to revoke the entry of the conversion in the commercial register. The Upper Regional Court of Hamm refused this request, and under German rules of procedure, the court's decision is final. Some minority shareholders have filed an appeal to the Federal Constitutional Court (Bundesverfassungsgericht), claiming that the Upper Regional Court's decision has affected their fundamental rights under the German constitution. At the same time, these minority shareholders have threatened to appeal to the European Court of Human Rights if the Federal Constitutional Court does not decide in their favor. If the minority shareholders are successful in any of these appeals, there is a risk that the courts may rule to annul the conversion. However, we consider it to be remote that these claims will prevail.

Some minority shareholders have filed claims with German courts challenging the resolution approving the conversion. The Regional Court (Landgericht) of Hagen has dismissed the challenges to the conversion resolution. Each of the minority shareholders has filed an appeal to the Upper Regional Court (Oberlandesgericht) of Hamm. The upper regional court has decided to stay the matter until the Federal Constitutional Court has made a decision regarding the challenge to the commercial register entry. Any decision of the Upper Regional Court in this matter may be appealed to the Federal Supreme Court (Bundesgerichtshof) and thereafter to the Federal Constitutional Court (Bundesverfassungsgericht). If, after the conclusion of the foregoing appeals process, the German courts declared the resolution invalid, which scenario we consider remote, the following may be the result:

- The plaintiffs could be entitled to the damages that the court finds that they have actually incurred. Damages might include compensation for, among other things, certain tax disadvantages resulting from the conversion and the reduced liquidity of their investment.
- The partnership agreement that was adopted by the resolution could cease to be effective as of the date that the resolution was declared null and void. A new partnership agreement that maintains the former minority shareholders' legal position would then be prepared. If any shareholder refused to execute the new partnership agreement, they could be forced to do so through legal actions commenced by the majority shareholders. The minority shareholders could then try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG.
- A court could require that Friedrich Grohe AG & Co. KG convert itself back into a publicly listed stock corporation which might cause the tax benefits resulting from the conversion to be eliminated; the majority shareholder then could squeeze out the minority shareholders, and a procedure to convert back into a limited partnership could be commenced.

Moreover, it is not clear whether the Federal Constitutional Court will consider the complaints of unconstitutionality.

Some minority shareholders are having the amount of the cash settlement offer of € 330.20 per share examined in the arbitration procedure provided for by law. There is the risk that the court may determine a higher cash settlement in the course of the arbitration procedure. Such higher cash settlement would apply to 50,195 shares of minority shareholders of Friedrich Grohe AG who objected to the resolution authorizing the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG. We cannot comment on the outcome of these proceedings and are not in the position to estimate an additional redemption amount that may be determined by the court. In case of a determination of a higher redemption amount by the court, the corresponding cash outflow would lead to additional acquisition costs for the above mentioned shares of Friedrich Grohe AG and consequently to additional goodwill. Goodwill will not be amortized subsequent January 1, 2002 and is subject to at least an annual impairment test.

One minority shareholder has filed a claim with the Regional Court of Hagen objecting to the adoption of the Friedrich Grohe financial statements of year 2000. If this claim is successful, the financial statements and withdrawals from Friedrich Grohe AG & Co. KG for year 2000 could be declared invalid. If the financial statements are declared invalid, the minority shareholders could then try to initiate liquidation proceedings with respect to Friedrich Grohe AG & Co. KG. However, we consider it to be remote that they would be successful.

Other legal disputes currently are being pursued with regard to normal business activity. The Company's management is of the opinion that these proceedings will not have any substantial effect on financial position or operating results of the Company. Legal costs are expensed as incurred.

Environmental matters

In Germany and other jurisdictions where we do business, environmental laws have become increasingly strict over the past several years. Violators of these and other laws and regulations can become subject to substantial penalties, temporary or permanent plant closures and criminal convictions. Grohe establishes reserves for environmental matters when a loss is probable and reasonably estimable.

In fiscal year 2000, we completed environmental assessments for each of our production facilities. These assessments, which included investigations into soil and ground water quality at sites where contamination was suspected, revealed contamination that probably requires remediation at six of our current or former properties. According to these assessments the total maximum remediation costs that might be incurred within the next eight to ten years are estimated to be € 3,375. Actual amounts may even be higher due to factors beyond our control such as a discovery of previously unidentified contamination, technical difficulties in implementing a selected remediation or changes in environmental laws. Expected probable remediation costs of € 307 and € 1,023 have been provided in the financial statements as of December 31, 2001 and 2000, respectively.

Operating leases

Future minimum lease payments under the terms of noncancelable operating leases for automobile fleet lease, IT-Equipment and other factory and office equipment as well as for real estate in effect at December 31, 2001 are as follows:

	€ '000
2002	4,919
2003	3,146
2004	2,236
2005	1,210
2006	635
Thereafter	5,822
Total minimum rental payments	**17,968**

Operating lease terms range from 3 to 60 months for automobile fleet leases, IT equipment, and other factory and office equipment. Remaining lease terms for real estate as of December 31, 2001 are 15 years for land and buildings and up to 91 years for hereditary leases of land.

Total rental expenses for all operating leases were € 6,988 for the year ended December 31, 2001, € 3,862 for the year ended December 31, 2000, € 1,419 for the period from inception to December 31, 1999 and € 1,832 for the seven months ended July 31, 1999.

18. RELATED PARTY TRANSACTIONS

CIE Management II Limited is the general partner of the 19 BC Funds limited partnerships, which together own 38.4% of Grohe Holding since August 2001 (38.5% from September 1999 to August 2001 and 45.4% until September 1999). Fees of € 2,556 were charged on August 6, 1999 and € 2,556 on January 26, 2000 by CIE Management II Limited to Grohe Holding in connection with the financing of Grohe's acquisition of Friedrich Grohe AG.

BC European Capital VI is one of the 19 BC Funds limited partnerships, which together own 38.4% of Grohe Holding since August 2001 (38.5% from September 1999 to August 2001 and 45.4% until September 1999). Fees of € 475 were charged on December 14, 1999 by BC European Capital VI to Grohe Holding in connection with the financing of Grohe's acquisition of Friedrich Grohe AG.

Teabar Capital Corporation is the second largest shareholder in Grohe Holding, with an interest of 21.0% since August 2001 (21.1% from September 1999 to August 2001 and 28.3% until September 1999). Teabar Capital Corporation is wholly owned by the Ontario Teachers' Pension Plan Board, which has an interest in BC European Capital VI of 13.4% and in BC European Capital V of 16.7%. Fees of € 529 were charged on December 14, 1999 by Teabar Capital Corporation to Grohe Holding in connection with the financing of Grohe's acquisition of Friedrich Grohe AG.

Capital d'Amerique CDPQ Inc. is the pension fund of the public servants of the Province of Quebec, Canada and has an interest of 16.1% of Grohe Holding since August 2001 (16.1% from September 1999 to August 2001 and 26.3% up to September 1999) as well as an interest in BC European Capital VI of 6.7% and in BC European Capital V of 5.6%. Fees of € 383 were charged on February 7, 2000 by Capital d'Amerique CDPQ to Grohe Holding in connection with the financing of Grohe's acquisition of Friedrich Grohe AG.

Fees relating to financing of debt are capitalized and amortized over the respective lives (Note 12).

Dr. Udo Simmat and Dr. Karsten Heider are members of the Company's advisory board and are also partners of the law firm CMS Hasche Sigle Eschenlohr Peltzer Schäfer, counsel to Grohe Holding. In addition, CMS Hasche Sigle Eschenlohr Peltzer Schäfer, has acted, and continues to act, for BC Partners Limited, which is the advisor to the 19 BC Funds limited partnerships. Fees paid for above advisory services were € 1,007, € 2,453 and € 911 for the years ended December 31, 2001 and 2000 and the period from inception to December 31, 1999, respectively.

Mr. Ostmeier and Mr. Reidel are members of the supervisory board of Grohe Geschäftsführungs AG, a subsidiary of Grohe Holding, and are also partners of BC Partner GmbH Beteiligungsberatung, counsel to Friedrich Grohe AG & Co. KG, subsidiary of Grohe Holding, in connection with its intention to further grow the business through internal growth as well as acquisitions. BC Partner GmbH Beteiligungsberatung committed to a minimum amount of annual consulting services for which they receive a fixed fee of € 128 per full calendar year. The aforementioned consulting agreement was effective as of August 1, 1999. The total amounts paid to BC Partner GmbH were € 146, € 128, and € 32 for the years ended December 31, 2001, 2000 and the period from inception to December 31, 1999.

Funds advised by BC Partners Limited collectively are the largest shareholders of the company Sanitec International S.A., owning over a 77% indirect interest in Sanitec. In addition, Dr. Rainer S. Simon, a director of Sanitec, was one of Grohe's managing directors until March 2002 and currently is a member of the supervisory board of Grohe's subsidiary, Grohe Geschäftsführungs AG. Also, Grohe's managing director Peter Körfer-Schün is a member of the board of directors of a subsidiary of Sanitec. In the years ended December 31, 2001 and 2000, the period from inception to December 31, 1999 and the seven months ended July 31, 1999, Grohe sold to subsidiaries of Sanitec various bathroom products for the approximate aggregate total amount of € 815, € 601, € 245 and € 343, respectively. The prices for which Grohe sold these products were comparable to prices that would have been obtained form an unrelated third party.

Dr. Klaus Hövermann was a managing director of Grohe Holding until June 5, 2001. His spouse, Beate Hövermann, has a 75% interest in a company called H. Lenberg GmbH. H. Lenberg GmbH has been delivering springs, for use in various Grohe products, to the Company and its predecessor used in the manufacturing of its products for over 40 years. Average sales to Grohe Holding and its predecessor for the last five years have been approximately € 281 per year. This represents approximately five per cent of H. Lenberg GmbH's annual sales and less than one per cent of Grohe Holding's annual procurement.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of the financial instruments held by the Company for which it is practicable to estimate fair value:

- bonds: The fair values of the bonds are based upon available quoted market prices;
- long-term bank loans: The carrying amounts of variable interest-bearing debt approximate fair value. Fair values of fixed interest rate bearing debt were estimated by discounting future cash flows using interest rates currently available for debt with identical terms and remaining maturities;
- long-term debt to shareholders and related parties: Because these loans carry a rate of interest which is below market, interest has been imputed at an appropriate rate and the debt has been recorded at its fair value;
- derivative financial instruments: Fair values of interest rate derivatives are determined by discounting estimated future cash flows using market interest rates over the remaining terms of the instruments. The estimated fair values of foreign currency contracts represent the amounts to enter into similar contracts for the remaining maturity of the foreign currency contracts.

Considering the variability of value-determining drivers, the fair values presented may not be those the Company could realize under the current market conditions.

Fair values of financial instruments approximate carrying amounts except as follows:

	December 31, 2001		December 31, 2000	
	Carrying amount € '000	Fair value € '000	Carrying amount € '000	Fair value € '000
Financial instruments (other than derivative instruments)				
Bonds	200,000	217,000	200,000	207,000
Long-term debt to banks	431,908	431,966	539,008	539,437
Derivative financial instruments – assets				
Foreign currency contracts	1,435	1,435	8,257	8,024
Interest rate contracts	0	0	401	401
Derivative financial instruments – liabilities				
Foreign currency contracts	4,396	4,396	1,697	1,681
Interest rate contracts	5,140	5,140	1,262	1,262

Derivative financial instruments

GROHE conducts business on a worldwide basis in various international currencies and is exposed to adverse movements in foreign currency exchange rates. Furthermore, GROHE uses financial instruments such as bonds and long-term debt to banks. As a consequence, GROHE might be exposed to risks from changes in interest and currency exchange rates. GROHE uses derivative financial instruments to reduce such risks. Therefore, in the course of day-to-day financial management, GROHE purchases financial instruments such as forward exchange contracts and currency options. GROHE also uses interest rate swaps and collars. Without the use of these instruments, GROHE would face even higher market risks. GROHE does not enter into financial instruments for trading or speculative purposes. The counterparties are international financial institutions.

Currency contracts include foreign currency forward and option contracts, which are supposed to reduce the exposure to risks from existing intercompany accounts receivables and accounts receivables from third parties and anticipated transactions in foreign currency, especially US Dollar, British Pounds and Japanese Yen on an aggregated basis. At inception date the contracts generally have a maturity of 1 to 12 months. Gains and losses from derivative currency contracts are reported net as financial income from derivatives.

As of December 31, 2001 and 2000, the Company had arranged the following combined interest rate swap and cap agreements and collar agreement for financial expenses of debt which are settled quarterly and semiannually and mature in July 2004:

- Combined interest rate swap and cap agreement with notional amounts of € 145,718 and € 263,315 at December 31, 2001 and 2000, with a pay rate at 5-year Swap rate for 6-months EURIBOR with a cap at 5.07% and a receive rate at 6-months EURIBOR;
- Combined interest rate swap and cap agreement with a notional amount of € 63,911 at December 31, 2001 and 2000, respectively, with a pay rate at 5-year Swap rate for 3-months EUROLIBOR with a cap at 4.99% and a receive rate at 3-months LIBOR; and
- Interest rate collar agreement with notional amounts of € 200,426 and € 199,404 at December 31, 2001 and 2000, respectively, with the 6-months EURIBOR as the basic pay and receive rate. The floor pay rate is 3.00% with an excess interest rate of 1.65% in case the floor is effective. The cap pay rate is 5.20% if the basic rate is 8.00% or lower and 8.00% if the basic rate is higher than 8.00%.

The notional amount and estimated fair values of the derivative financial instruments at December 31, 2001 and 2000 are as follows:

	December 31, 2001		December 31, 2000	
	Notional amount € '000	Fair value € '000	Notional amount € '000	Fair value € '000
Foreign currency contracts	171,710	(2,961)	213,952	6,343
Interest rate contracts	410,055	(5,140)	526,631	(861)

The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. Counterparties to the Company's financial instruments generally represent international financial institutions. The Company believes that the overall credit risk related to derivatives is insignificant.

To minimize the risk of fluctuations in the market price of major raw material commodities, especially brass, GROHE may enter commodity purchase contracts over the counter with suppliers instead of closing commodity forward contracts.

Accounting and reporting for financial instruments

The income or expense from financial instruments is recognized in financial income.

The carrying amounts of financial instruments other than derivative financial instruments are recorded under the related caption. The interest rate derivative instruments entered into by the Company do not qualify for hedge accounting. Interest differentials paid or received under interest rate swaps and changes in fair market value of interest rate swaps are accounted for as financial income from derivatives.

Foreign currency derivatives purchased to offset GROHE's exposure to currency risks for anticipated cash flows do not meet the requirements for hedge accounting and are marked to market at each reporting period with unrealized gains and losses classified in financial income and presented on a net basis.

The financial loss from derivative financial instruments amounting to € 20,494 for the year ended December 31, 2001 includes changes in fair market value of derivative financial instruments without impact on cash of € 13,800. Accordingly, net income has been adjusted for such changes in fair market value of derivative financial instruments in order to reconcile net income to net cash provided by operating activities. Changes in fair market value of derivative financial instruments without impact on cash for year ended December 31, 2000, the period from inception to December 31, 1999 and the seven months ended July 31, 1999 were immaterial.

20. BUSINESS SEGMENTS

The GROHE Group mainly produces sanitary fittings, including electronic and hydraulic faucets, showers and shower systems, flushing valves, safety and self-closing faucets as well as flushing cisterns and water management systems primarily for private and public/commercial use. Most of these products are sold worldwide; the entire sales range of the GROHE Group is marketed under the brand concept GROHE *Water Technology*. Due to the different dynamics across the geographic areas, the business is managed by the chief operating decision maker on the basis of a segmentation into the following individual geographical regions:

- **Germany and direct exports.** This segment comprises the GROHE Group's activities in Germany and the exports through Friedrich Grohe AG & Co. KG to countries in which the Group has no subsidiaries, mainly Eastern Europe and the Middle East.
- **European subsidiaries.** This segment covers operations in the most important European markets outside Germany in which the GROHE Group is represented by foreign subsidiaries.
- **Overseas subsidiaries.** This segment is comprised of the activities in overseas markets in which the GROHE Group has its own subsidiaries.
- **Holding.** This segment contains holding and managing companies.

GROHE group's management reporting and controlling systems are generally based upon group accounting principles, which are within the scope of German GAAP. Grohe measures the performance of its operating segments through »EBIT« according to German GAAP. Earnings before interest and taxes (EBIT) is defined as income (loss) before income taxes, minority interests and extraordinary items adjusted for interest and related expenses. EBIT reported for the segments does not represent actual earnings for the operating segments, as margins included in transfer prices on products sourced from production plants in Germany are included in EBIT of the segment »Germany and direct exports«. The transfer prices between the segments are generally based on standard production costs plus a reasonable profit markup. Margins generated in Germany for intercompany sales to other segments are not identified on segment level in the internal reporting system. It would therefore be impractical to provide such disclosure.

Revenues to third parties are allocated to the segments based on the location of the sales generating subsidiary; direct exports primarily to customers located in the Middle East and Eastern Europe, are made and reported for directly from Germany. Assets are defined as total assets according to the Group accounting standards; assets also include interests in associated companies. Assets are allocated according to the location of the respective legal entity. Debt as used in the management reporting is defined as total current and noncurrent liabilities less pension liabilities.

Segmental information for the successor (Note 2) for the year ended and as of December 31, 2001 is as follows:

Year ended December 31, 2001 million €	Germany and direct exports	European subsidiaries	Overseas subsidiaries	Holding level	Elimination of inter-segment trans-actions	US GAAP Adjustments	GROHE Group
Sales							
To third parties	354.3	357.2	167.3	0.0	0.0	2.0	**880.8**
To other segments	359.2	40.8	4.2	0.0	(404.2)	0.0	**0.0**
EBIT	90.7	27.2	23.8	(90.1)	(8.2)	19.0	**62.4**
Of which:							
Depreciation of tangible assets	27.2	5.2	2.5	17.7	0.0	1.5	**54.1**
Amortization of goodwill and other intangibles	3.0	0.2	0.1	66.3	0.0	(11.1)	**58.5**
Noncash items other than depreciation and amortization expense	8.2	0.2	0.6	0.4	0.0	28.8	**38.2**
Income from equity method investees	0.2	0.0	0.0	0.0	0.0	0.0	**0.2**
Interest income	2.5	0.4	0.2	1.6	(1.3)	0.0	**3.4**
Interest expense	16.6	0.4	0.7	57.6	(1.3)	6.3	**80.3**
Assets	446.8	133.0	106.1	743.1	(140.5)	64.6	**1,353.1**
Investments in equity method investees	1.0	0.0	0.0	0.0	0.0	0.0	**1.0**
Capital expenditures (tangible assets)	24.1	3.4	4.7	0.0	0.0	0.3	**32.5**
Debt	306.9	87.3	54.5	736.4	(32.9)	(82.9)	**1,069.3**

Segmental information for the successor (Note 2) for the year ended and as of December 31, 2000 is as follows:

Year ended December 31, 2001 million €	Germany and direct exports	European subsi-diaries	Overseas subsi-diaries	Holding level	Elimination of inter-segment trans-actions	US GAAP Adjustments	GROHE Group
Sales							
To third parties	356.7	340.3	153.9	0.0	0.0	4.6	855.5
To other segments	361.7	35.1	4.9	0.0	(401.7)	0.0	0.0
EBIT	89.9	17.2	14.7	(110.3)	(6.1)	39.0	44.4
Of which:							
Depreciation of tangible assets	28.1	5.1	2.5	18.7	0.0	1.5	55.9
Amortization of goodwill and other intangibles	2.4	0.3	0.1	68.3	0.0	(13.0)	58.1
Noncash items other than depreciation and amortization expense	10.1	(0.4)	0.1	5.2	0.0	50.5	65.5
Income from equity method investees	0.6	0.0	0.0	0.0	0.0	0.0	0.6
Interest income	12.8	0.4	0.3	10.9	(19.5)	(0.5)	4.4
Interest expense	19.0	0.6	0.4	80.3	(19.5)	7.6	88.4
Assets	494.0	127.7	93.0	875.8	(150.9)	61.4	1,501.0
Investments in equity method investees	1.3	0.0	0.0	0.0	0.0	0.0	1.3
Capital expenditures (tangible assets)	25.4	5.3	3.9	0.0	0.0	1.2	35.8
Debt	353.3	93.5	58.1	814.8	(48.8)	(77.5)	1,193.4

Segmental information for the successor (Note 2) for the period from inception to and as of December 31, 1999 is as follows:

Period from inception to December 31, 1999 million €	Germany and direct exports	European subsidiaries	Overseas subsidiaries	Holding level	Elimination of inter-segment transactions	US GAAP Adjustments	GROHE Group
Sales							
To third parties	145.3	112.7	45.4	0.0	0.0	1.6	**305.0**
To other segments	115.6	8.9	1.3	0.0	(125.8)	0.0	**0.0**
EBIT	22.0	1.1	3.8	(43.2)	0.0	14.4	**(1.9)**
Of which:							
Depreciation of tangible assets	11.4	2.3	1.1	8.6	0.0	0.5	**23.9**
Amortization of goodwill and other intangibles	0.7	0.1	0.1	25.5	0.0	(7.1)	**19.3**
Noncash items other than depreciation and amortization expense	3.4	0.0	0.3	4.9	0.0	21.1	**29.7**
Income from equity method investees	0.4	0.0	0.0	0.0	0.0	0.0	**0.4**
Interest income	1.6	0.1	0.1	0.1	(0.1)	0.0	**1.8**
Interest expense	1.3	0.4	0.1	22.7	(0.1)	3.6	**28.0**
Capital expenditures (tangible assets)	21.8	2.4	2.1	0.0	0.0	0.6	**26.9**

Segmental information for the predecessor (Note 2) for the seven months ended July 31, 1999 is as follows:

Seven months ended July 31, 1999	Germany and direct exports	European subsi-diaries	Overseas subsi-diaries	Holding level	Elimination of inter-segment trans-actions	US GAAP Adjustments	GROHE Group
Sales							
To third parties	209.1	195.2	59.2	0.0	0.0	0.5	**464.0**
To other segments	193.2	12.3	1.2	0.0	(206.7)	0.0	**0.0**
EBIT	52.2	10.5	5.0	0.0	(2.0)	(6.1)	**59.6**
Of which:							
Depreciation of tangible assets	14.6	2.5	1.5	0.0	0.0	(0.3)	**18.3**
Amortization of goodwill and other intangibles	0.7	0.1	0.1	0.0	0.0	7.3	**8.2**
Noncash items other than depreciation and amortization expense	4.1	0.7	0.2	0.0	0.0	(13.2)	**(8.2)**
Income from equity method investees	0.0	0.0	0.0	0.0	0.0	0.0	**0.0**
Interest income	2.0	0.2	0.2	0.0	(0.2)	0.0	**2.2**
Interest expense	0.4	0.6	0.2	0.0	(0.2)	0.2	**1.2**
Capital expenditures (tangible assets)	11.2	1.6	3.1	0.0	0.0	1.0	**16.9**

A reconciliation of consolidated segments' earnings before interest and taxes to group's consolidated income (loss) before taxes, minority interests and extraordinary items is as follow.

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Seven months ended July 31, 1999 € '000
Earnings before interest and income taxes according to German GAAP	43,370	5,470	(16,320)	65,702
Adjustments from German GAAP to US GAAP				
Debt issuance cost	2,374	15,645	5,022	0
Business combinations	12,799	12,654	3,735	(7,328)
Derivative financial instruments	5,626	11,914	1,837	(239)
Cost of computer software and other intangible assets	(96)	1,022	567	955
Provisions and contingencies	(187)	1,530	3,102	1,190
Special reserves under German GAAP	(980)	(1,940)	192	(208)
Employee pension costs and liabilities	1,726	(1,882)	(1,161)	(1,553)
Foreign currency translation	(2,296)	(107)	1,262	950
Other	101	133	(177)	104
Earnings before interest and income taxes, minority interests and extraordinary items according to US GAAP	**62,437**	**44,439**	**(1,941)**	**59,573**
Interest income (expense), net (US GAAP)	(76,961)	(84,012)	(26,219)	983
Financial income from derivatives (US GAAP)	(20,494)	(4,734)	(5,153)	(795)
Income (loss) before income taxes, minority interests and extraordinary items according to US GAAP	**(35,018)**	**(44,307)**	**(33,313)**	**59,761**

A reconciliation of consolidated segments' revenues to group's consolidated revenues is as follows:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Seven months ended July 31, 1999 € '000
Total revenues according to German GAAP	**878,868**	**850,860**	**303,350**	**463,606**
Adjustments from German GAAP to US GAAP				
Derivative financial instruments	1,913	4,614	1,564	440
Total revenues according to US GAAP	**880,781**	**855,474**	**304,914**	**464,046**

Reconciliation of consolidated segments' assets to consolidated total assets is as follows:

	December 31, 2001 € '000	December 31, 2000 € '000
Total assets according to German GAAP	**1,288,509**	**1,439,584**
Adjustments from German GAAP to US GAAP		
Debt issuance cost	8,466	10,164
Business combinations	30,621	17,821
Derivative financial instruments	6,467	9,576
Costs of computer software and other intangibles	1,493	1,589
Provisions and contingencies	(2,335)	(1,226)
Special reserves under German GAAP	(5,366)	(5,548)
Employee pension costs and liabilities	16,284	19,091
Foreign currency translation	7,515	7,925
Leasing	2,041	3,175
Other	(578)	(1,163)
Total assets according to US GAAP	**1,353,117**	**1,500,988**

On account of the largely homogeneous product range, product-based divisional organization and divisional accounting do not exist except for sales information by product groups; instead, almost the entire sales range is marketed under the brand GROHE. Under this brand name the Company sells the product ranges GROHE*ART*, GROHE*TEC*, GROHE*DAL* and GROHE *Showers and Shower Systems*. The target market for GROHE*ART* is the consumer of high-end, design-oriented sanitary fittings and related accessories. The target market for GROHE-*TEC* is the brand- and value-conscious consumer of sanitary fittings and related accessories in the medium-end of the market. The GROHE*DAL* product range consists of flushing and installation systems.

The Company almost completed the process of reorganizing its innovation and product development process around the strategic product groups GROHE*ART*, GROHE*TEC*, GROHE*DAL* and GROHE *Showers and Shower Systems*. From January 1, 2002 on an additional strategic product group, *Kitchen Fittings*, was implemented which was formerly part of GROHE*TEC*. The strategic product groups will focus on the management of the product development and innovation processes as well as the management of the product life cycle and will supplement but not replace the Company's current organizational structure.

Revenues from external customers for each group of similar products according to US GAAP are as follows:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Seven months ended July 31, 1999 € '000
GROHE*ART*	65,196	55,118	19,786	29,015
GROHE*TEC*	473,078	460,109	161,847	251,782
GROHE*DAL*	88,421	89,161	32,594	50,209
GROHE *Showers and Shower Systems*	129,401	117,811	40,051	57,466
Other	124,685	133,275	50,636	75,574
	880,781	**855,474**	**304,914**	**464,046**

Sales by geographical markets are as follows:

	Successor (Note 2) Grohe Holding GmbH			Predecessor (Note 2) Friedrich Grohe AG
	Year ended December 31, 2001 € '000	Year ended December 31, 2000 € '000	Period from inception to December 31, 1999 € '000	Seven months ended July 31, 1999 € '000
Germany	245,382	264,868	108,357	165,591
Europe without Germany	410,615	380,675	132,837	203,043
Overseas	224,784	209,931	63,720	95,412
	880,781	**855,474**	**304,914**	**464,046**

Direct exports included in the segment Germany and direct exports have been allocated to the various regional markets. During the periods reported, there were no sales in which a single customer achieved a sales volume of more than 10% of total sales.

21. EARNINGS PER SHARE

The computation of basic and diluted earnings per share for the predecessor (NOTE 2) for income before extraordinary items is as follows:

	Seven months ended July 31, 1999 € '000
Net income	26,323
Less: Net income applicable to preferred shares	(11,790)
Net income available to common shares	14,533
Weighted average number of common shares	44,200,000
Basic and diluted earnings per share	€ 0.33

Net income applicable to preferred shares includes preferred dividend of € 676 or 2% of the nominal share value in accordance with the articles of association of Friedrich Grohe AG (Predecessor - Note 2). No dividends for the seven months ended July 31, 1999 have been paid due to the conversion of Friedrich Grohe AG into Friedrich Grohe AG & Co. KG.

22. SUBSEQUENT EVENTS

In 2002 the company reorganized its Managing Board involving new appointments and changed responsibilities. With effect from April 1, 2002, Stephan M. Heck assumed responsibility for the newly structured Sales/Marketing function. The changes to management also entail the creation of a new organizational function entitled »Brand and Innovation«, which is headed by Peter Körfer-Schün, the Chairman of the Managing Board. Responsibility for Technology rests with Board member Detlef Spigiel, who is in charge of all production facilities. Michael Grimm will join the Managing Board effective May 1, 2002. He will be in charge of Finance, Controlling and Investments. Former Board member Dr. Rainer S. Simon resigned from his office effective April 1, 2002.

In January 2002 the financing parties to the senior credit facility agreement made available to Grohe a working capital facility in the amount of € 51,129.

The supplementary facility has been syndicated in January 2002 and is now part of the senior facility and referred to as facility F. The interest rate on facility F is EURIBOR plus 3.00% per annum.